Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Impact Infrastructure, Inc.
230 Park Ave, 3rd Floor West
New York, NY 10169
https://autocase.com/

Up to $1,999,991.88 in Common Stock at $10.39
Minimum Target Amount: $9,995.18

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Impact Infrastructure, Inc.
Address: 230 Park Ave, 3rd Floor West, New York, NY 10169
State of Incorporation: DE
Date Incorporated: March 05, 2012

Terms:

Equity

Offering Minimum: $9,995.18 | 962 shares of Common Stock
Offering Maximum: $1,999,991.88 | 192,492 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $10.39
Minimum Investment Amount (per investor): $249.36

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks & Incentives

Previous Backer Bonus:

For any previous backers or investors in Autocase, when you invest in this live offering you will receive an additional 10% bonus shares.

Time-based

Invest within the first 30 day and receive 20% bonus shares

Amount-based

$250+

Invitation to join Autocase's LinkedIn Investor community

$500+

Receive 5% bonus shares

$2,000+

Receive 10% bonus shares

$5,000+

Recieve 15% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Autocase will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $10.39 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1039. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Previous Backer Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Impact Infrastructure Inc. (dba as Autocase) is a C Corporation organized under the laws of the state of Delaware that produces a Software as a Service (SaaS) called Autocase, that automates the economic analysis of sustainability investments in Buildings e.g. energy conservation measures. The Company's business model consists of SaaS focused on Architecture & Engineering firms (AECs), as well as both public and private building owners.

Our software and services are sold across North America and beyond through online marketing, as well as in person at conferences, etc. We believe the Company is a leader in the rapidly emerging climate tech market, and since our commercial release in 2017, Autocase has been embraced by leaders across numerous sectors including by some of the world's largest AECs (Arup, Stantec & Gensler) and building owners (Brookfield, Atlanta Airport & Miami-Dade County) leading to software revenue growth averaging well over 100% per year over the last 5 years.

The company was incorporated as an LLC in 2012 in Delaware. In 2014, the company converted from an LLC to a C-Corp. The Company currently is the 100% parent owner to a Canadian subsidiary called Impact Infrastructure Canada, Inc., which was incorporated in 2016.

Competitors and Industry

INDUSTRY

The world market for economic analysis and carbon analytics software for all buildings and infrastructure is currently estimated at over $10B and is projected to grow at a rate of over 10% a year until at least 2026.

Both inside and outside the U.S., governments and private companies alike are making a concerted effort to reduce their carbon footprint. Regulations like Local Law 97 are being enacted, requiring larger buildings to meet energy and emission standards before the end of the decade. Meanwhile, in an executive order from December 2021, President Biden outlined the country's roadmap to ensure climate resilient operations.

As the $7 trillion global buildings and construction market is seeing unprecedented pressure from owners and investors to address these concerns, Autocase is already providing companies with the comprehensive cost benefit analysis needed to meet these new requirements.

https://www.bloomberg.com/news/articles/2022-03-21/sec-to-require-companies-to-disclose-pollution-under-new-plan?cmpid=BBD032222_GREENDAILY&utm_medium=email&utm_source=newsletter&utm_term=220322&utm_campaign=greendai

https://www.whitehouse.gov/briefing-room/presidential-actions/2021/12/08/executive-order-on-catalyzing-clean-energy-industries-and-jobs-through-federal-sustainability/

https://hbr.org/2019/05/the-investor-revolution

https://www.mordorintelligence.com/industry-reports/carbon-management-software-market

https://www1.nyc.gov/site/sustainablebuildings/requirements/compliance.page

https://www.globenewswire.com/news-release/2022/02/14/2384132/28124/en/Global-Buildings-Construction-Market-Set-to-Reach-11475-81-Billion-in-2026-at-a-CAGR-of-11-7.html

COMPETITORS

We believe the Company has relatively few competitors in the emerging economic analysis and carbon analytics software market. Some of the top competitors in our industry include: Cove.tool, Sefaira, PlanIT Impact and Buildee. While we believe none of these firms do exactly what Autocase can, Cove.tool is probably the Company's primary competition in this space. There are other potential competitors in the future from sustainability firms like Measurabl and Sustainalytics but their tools don't currently do what our SaaS does. Autocase stands out in the carbon analytics industry because our analysis adds the economic value (expressed in dollars) of the Environmental, Social and Financial impacts of building decisions to the quantitative metrics such as tons of carbon avoided. We have a strong relationship with one of our principal investors, Autodesk, who is a billion-dollar Silicon Valley company and the market leader for design software.

Current Stage and Roadmap

CURRENT STAGE

The Company's Autocase SaaS and services are currently available and generated over $1.3M in Sales in 2022. All Intellectual Property is owned exclusively by the company and protected by at least provisional patents and trademarks. We regularly review and update these as required with the help of a patent lawyer hired for this purpose.

FUTURE ROADMAP

The Company's efforts for the next few years will be focused on three main areas:

• Build the rapidly growing business to respond to heightened global demand for sustainability performance data & metrics

• Enhance and promote our new carbon focused software tool, Carbonsight in order to capitalize on tremendous early interest

• Integration of Autocase with Autodesk's market leading billion-dollar software tools such as BIM and Revit

The Team

Officers and Directors

Name: John Williams

John Williams's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: March 05, 2012 - Present
  Responsibilities: Leading the Company. Equity compensation: 77,980 phantom shares to date

- **Position:** Chairman of the Board
  Dates of Service: September 26, 2014 - Present
  Responsibilities: Leading the Board of Directors

Name: Stephane Larocque

Stephane Larocque's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: October 06, 2014 - Present
  Responsibilities: Leading the day-to-day operations, this includes acting as the CFO since the company does not have a specific person with that title. The CFO activities includes oversight of accounting activities and really all financial transactions. Equity compensation: 74,670 phantom shares (This is the total amount of equity received since Stephane joined the company)

Name: Katelyn Lawson

Katelyn Lawson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President, Product & Digital Solutions
  Dates of Service: July 20, 2020 - Present
  Responsibilities: Leading our software product development. Equity compensation: 21,600 phantom shares (This is the total amount of equity received since Katelyn joined the company)

Other business experience in the past three years:

- **Employer:** Autocase
  Title: Product Manager
  Dates of Service: February 06, 2016 - July 20, 2020
  Responsibilities: Managing the Autocase software product

Name: Eric Bill

Eric Bill's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Economist
  Dates of Service: July 13, 2015 - Present
  Responsibilities: Overseeing all of the data and economics within the software and services provided by the company. Equity compensation: 36,680 phantom shares (This is the total amount of equity received since Eric joined the company)

Name: Bill Davis

Bill Davis's current primary role is with Founder & Managing Director of Stance Capital. Bill Davis currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice-Chairman & Secretary
  Dates of Service: September 26, 2014 - Present
  Responsibilities: Helping the Chairman run the Board of Directors. Equity Compensation: 5,000 phantom shares & 15,000 common stock (This is the total amount of equity received since Bill became a board member)

Name: Raffaela Dunne

Raffaela Dunne's current primary role is with VHB. Raffaela Dunne currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: September 26, 2014 - Present
  Responsibilities: Directing the Company. Outside of the Impact Infrastructure Board, she leads business development in the northeast healthcare sector at VHB, while with Washington Square Partners she directed company operations. Equity compensation: 5,000 phantom shares & 10,000 common stock (This is the total amount of equity received since Raffaela became a board member)

Other business experience in the past three years:

- **Employer:** Washington Square Partners
  Title: Senior VP
  Dates of Service: January 01, 1995 - January 01, 2021
  Responsibilities: SVP at Washington Square Partners responsible for several company and business operations.

Other business experience in the past three years:

- **Employer:** VHB
  Title: VP
  Dates of Service: October 01, 2021 - Present
  Responsibilities: Leading business development in the northeast healthcare sector and a VP responsible for healthcare industry business development in the northeastern US.

Name: Whitney Stevens

Whitney Stevens's current primary role is with Southampton Arts Center. Whitney Stevens currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: September 26, 2014 - Present
  Responsibilities: Directing the Company. Equity Compensation: 5,000 phantom shares & 10,000 common stock (This is the total amount of equity received since Whitney became a board member)

Other business experience in the past three years:

- **Employer:** Mend
  Title: Co- Founder, Board Observer, and Strategic Advisor
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Founder and board observer with Mend a healthcare supplement company

Other business experience in the past three years:

- **Employer:** Southampton Arts Center
  Title: Founding Co-Chair
  Dates of Service: January 01, 2012 - Present
  Responsibilities: Co-Chair/Executive director with the Southampton Arts Center where she directs business operations and business development.

Other business experience in the past three years:

- **Employer:** New York Foundation for the Arts (NYFA)
  Title: Board and Executive Committee Member
  Dates of Service: January 01, 2005 - Present
  Responsibilities: Executive Committee Member and Past Board Chair at the New York Foundation for the Arts where she plays a governance and oversight role of NYFA operations and development.

Other business experience in the past three years:

- **Employer:** New York Foundation for the Arts (NYFA)
  Title: Former Board Chair and member of the executive committee
  Dates of Service: January 01, 2018 - Present
  Responsibilities: A governance and oversight role of NYFA business operations and business development.

Name: David Stoller

David Stoller's current primary role is with Executive Chairman of reach4entertainment. David Stoller currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: September 26, 2014 - Present
  Responsibilities: Directing the company. Equity Compensation: 5,000 phantom shares & 10,000 common stock (This is the total amount of equity received since David became a board member)

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product,

or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Impact Infrastructure, Inc. (dba as Autocase) was formed on September 24, 2014 Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Autocase has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Time to Profitability
To date the company has only had a handful of months where cash flow in has exceeded cash flow out, there is a risk that as the companies continues to grow that reaching break-even and profitability could be a long way off. This isn't unusual in SaaS businesses but a potential concern for some.

Backtracking on Sustainability
The world has moved rapidly towards caring more and more about sustainability, climate change, equity and resiliency and while that is great news for us, there is a risk that those who don't support such things could undermine efforts in these directions in the future.

Rolling Closings
This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse the offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Foreign Team Members
The Company currently has five Directors & Officers based in the USA, the Chairman & CEO, the Vice Chairman & Secretary, and three Board Members, along with two officers who are based in Canada, the COO and Vice President of the Company. Please note this may affect any future ability to bring an action against these foreign individuals.

Beta Risk for a Second New Product
We have just released a new beta product for a new second major product which entails some market risk. We have

some revenue coming from it already but it is very early days and there is uncertainty in regards to how it will perform.

Industry Risk

The ClimateTech software industry is in early stages and as a result it's future growth is uncertain. The industry is still nascent and it isn't clear how regulatory and legislative changes will affect the future of the industry.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
John Williams	1,487,680	Common Stock	67.4%

The Company's Securities

The Company has authorized Common Stock, Series A Convertible Preferred Stock, Convertible Notes under Seed Invest, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 192,492 of Common Stock.

Common Stock

The amount of security authorized is 3,000,000 with a total of 1,729,610 outstanding.

Voting Rights

Standard 1 stock 1 vote for shares of Common Stock.

Material Rights

The total amount outstanding includes 72,710 shares to be issued pursant to stock options, reserved but unissued.

The total amount outstanding includes [81,130] shares to be issued pursant to stock options issued.

Transfer Restriction for Certain Holders

Holders of Common Stock who are party to that certain Stockholder's Agreement dated as of September 25, 2014 have restrictions on the transfer of their shares. These transfer restrictions will not apply to investors who invest through this Regulation Crowdfuding offering.

Series A Convertible Preferred Stock

The amount of security authorized is 20,000 with a total of 19,513 outstanding.

Voting Rights

The holders of Series A Convertible Preferred Stock shall be entitled to one vote for each share of common stock into which such Series A Convertible Preferred Stock could then be converted. The holders of Series A Convertible Preferred Stock and common stock shall vote together as a single class.

Material Rights

Key Materials Rights. Please refer to Exhibit F of the Offering Materials for further details.

Preferred Stock

As of December 31, 2021, the rights and privileges of the Series A Convertible Preferred Stock ("Series A") are as follows:

Dividends

In any calendar year, the holders of the Series A shall be entitled a dividend, when, as and if declared by the Board, equal to the Dividend Rate, six percent (6%) of the Original Issuance Price per share. Such dividends are payable in preference and priority to any declaration or payment of any dividend or distribution, as defined, on common stock in such calendar year. The Original Issue Price of Series A shall mean $10.25 per share.

There have been no dividends declared to date.

Conversion

Each share of Series A shall be convertible, at the option of the holder, at any time after the date of issuance of such share into fully paid and non-assessable shares of common stock which is determined by dividing the Original Issue Price by the applicable Conversion Price then in effect. As of December 31, 2021, the Conversion Price was equal to the Original Issue Price. Each share of Series A shall automatically be converted into shares of common stock upon the earlier of an Initial Public Offering, as defined, or by vote of the holders of a majority of the then outstanding shares of

Series A, voting together as a single class.

Redemption

Series A is not redeemable.

Liquidation Preferences

In the event of any Liquidation Event, as defined, either voluntary or involuntary, the holders of Series A are entitled to receive, prior and in preference to any distribution of the assets to the holders of common stock an amount per share equal to the sum of the Original Issue Price plus declared but unpaid dividends on such share. In the event that the assets distributed to the holders of the Series A are insufficient to permit the payment to such holders for the full preferential amount, then the Company's assets available for distribution shall be distributed ratably among the holders of the Series A in proportion to the full preferential amount that each holder is otherwise entitled to receive.

Right to Participate

Series A holders have the right to participate in any equity financings on a pro-rata basis.

Convertible Notes under Seed Invest

The security will convert into Preferred shares and the terms of the Convertible Notes under Seed Invest are outlined below:

Amount outstanding: $541,123.00
Maturity Date: August 13, 2023
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: There are several potential triggers such as upon Qualified Equity Financing, A Corporate Transaction or At Maturity

Material Rights

Definitions

Qualified Equity Financing

"Qualified Equity Financing" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales)), or the first sale by the Company of Common Stock in an initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, whichever is sooner.

Corporate Transaction

"Corporate Transaction" shall mean:

i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if (a) its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction, or (b) it is a bona fide equity financing for capital raising purposes.

Maturity Date

"Maturity Date" means 24 months from the Offering End Date.

Preferred Stock

The amount of security authorized is 30,000 with a total of 0 outstanding.

Voting Rights

Not yet designated.

Material Rights

Rights and preferences have yet to be designated.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $2,000,000.00
  Number of Securities Sold: 19,513
  Use of proceeds: Seed funding to develop the software
  Date: September 24, 2014
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $581,606.00
  Use of proceeds: Funding continual growth in the company
  Date: September 09, 2021
  Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
  Type of security sold: Equity

Final amount sold: $7,062,108.00
Number of Securities Sold: 156,077
Use of proceeds: Growing the software business
Date: November 22, 2021
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2021 was $910,563, up 10% compared to fiscal year 2020 revenue of $830,613. Our software revenues grew dramatically from $167,500 in 2020 to $320,650 in 2022 as good progress was made despite the ongoing pandemic. Serivces revenue however dropped roughly 10%. Our biggest market by far continues to the the U.S. and we expect that to continue despite slowly growing sales outside of the U.S., particularly in Canada. The limited ability to travel to meet clients face-to-face has had a suppressing effect on sales that should improve once we start treveling for work again sometime in 2022.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses. By far our biggest share of expenses are related to compensation and benefits. Operating expenses decreased from $1,772,704 in 2020 to only $1,399,722 in 2021. Approximately $100,000 of this decrease was due to discontinuing the rental of office space now that we all work virtually going forward. The Company staffing remained roughly consistent.

Historically we have not tracked cost of sales or gross margin because our cost of sales is very small and happens irregularly. They consist primarily of third party consulting costs. Also the vast majority of our expenses as a company are salary which would not be included in cost of sales.

Historical results and cash flows:

The Company is currently in the early sales stage and is revenue generating. We are of the opinion the historical cash flows will be indicative of the cash flows expected for the future because as cash from sales increases rapidly the need for cash from other sources will disipate. Past cash was primarily generated through sales, equity investments and government grants. Our goal is to drastically increase sales and revenue generated from software to break-even within the next couple of years.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 2022, the Company has capital resources available in the form of a unused line of credit for $180,000 from Kabbage, and from PNC an additional unused $12,000 line of credit. In cash the company has around $100,000 mostly in our Citibank Account.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support further development and roleout of our new Carbonsight product in particular. Alternative financing can come from the founder but crowdsourcing is preferred at this time.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. We have raised a large sum on funding from different sources including from the primary founder and could use other sources of funds if required.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for indefinitely. This is based on a current monthly burn rate of $50,000 for expenses related primarily for employee compensation. The reason for this answer is that crowdfunding is not our only source of equity.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maxumum amount we still believe we would be able to operate indefinitely, but the real difference is that if we hit the maximum funding goal we will likely increase our operating expenses somewhat to accelerate growth. Whereas if we hit the minimum spending is likely to remain at a similar level. The reason they would remain at a similar level is our ability to capitalize the company further from our founder and CEO.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital primarily aditional investment from the primary owner and founder John Williams who has significant wealth beyond the company.

Indebtedness

- **Creditor:** Economic Injury Disaster Loan from the SBA
  Amount Owed: $501,900.00
  Interest Rate: 3.75%
  Maturity Date: December 01, 2051

- **Creditor:** PNC Line of Credit
  Amount Owed: $99,354.05
  Interest Rate: 7.14%
  Maturity Date: January 01, 2032

- **Creditor:** Note Payable to Officer and Stockholder (John Williams)
  Amount Owed: $244,000.00
  Interest Rate: 2.5%
  Maturity Date: January 01, 2032

- **Creditor:** Bridge Loans (this is the same as the convertible notes from Seed Invest in the securities section)
  Amount Owed: $541,123.00
  Interest Rate: 6.0%
  Maturity Date: August 13, 2023

Related Party Transactions

- **Name of Entity:** John Williams
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: John has lent the company $243,670.
  Material Terms: The interest rate is 2.5% but there are no maturity dates or term.

Valuation

Pre-Money Valuation: $19,998,048.60

Valuation Details:

There are two main methodologies we considered in determining our valuation:

1. The Increase in Annual Recurring Software Revenue over the past Year: Last year we successfully raised crowd-funding capital, and since then our Annual Recurring Software Revenue (ARR) increased over 80%. We feel that justifies increasing our valuation by 33% for this round.

2. Revenue Multiples: Over the last several years we have seen many similar SaaS companies acquired at revenue multiples of 30x or higher, including several acquisitions by Autodesk, our seed investor, which has spent billions on those acquisitions in the last few years alone. Our Revenue over the last 12 months is nearly $1M and a 30x multiple would actually put us well above the ask.

Some of these similar SaaS companies acquired by Autodesk over the last few years include Innovize for $1B, Spacemaker AI for $240M and PladGrid for $875M. All of these are SaaS companies operating in the buildings and infrastructure software space. While none of these overlap with Autocase they are all at least somewhat similar. Finding specific publically available information about their Revenue at the time of acquisition is difficult however our connections at Autodesk have given us informal indications that they were all in the 30x to 50x range.

Innovyze's modeling, simulation, and predictive analyses solutions enables more cost-effective and sustainably designed water distribution networks, water collection systems, water and wastewater treatment plants, and flood protection systems.

The Spacemaker AI platform uses several layers of technology, including AI and machine learning, to quickly optimize a project around a wide range of categories, such as space use, environmental impact, sound, and mixes between commercial and residential.

PlanGrid empowers construction workers to build as productively as possible, Autodesk said in its statement it intends to integrate PlanGrid's software and its Autodesk Revit and Autodesk BIM 360 construction-management platform.

<u>Disclaimers</u>

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares (excluding convertible notes) are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $600,261.00 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,995.18 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Marketing*
  56.5%
  Once we hit the minimum raise we will be using the initial $10K to increase awareness and generate interest in our raise.
- *Research & Development*
  40.0%
  This is the continual enhancement of both our existing Autocase Product and our new Carbonsight product.

If we raise the over allotment amount of $1,999,991.88, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Sales & Marketing*
  96.5%
  We will amp up our Sales & Marketing efforts for Autocase as well as our newest SaaS Carbonsight. We will also continue product development efforts for both products

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://autocase.com/ (https://autocase.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/autocase

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Impact Infrastructure, Inc.

[See attached]

WOLF
& COMPANY, P.C.

Impact Infrastructure, Inc. d.b.a. Autocase

Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

Table of Contents

Independent Auditor's Report

To the Board of Directors of Impact Infrastructure, Inc.:

Opinion

We have audited the consolidated financial statements of Impact Infrastructure, Inc. (the "Company"), which comprise the consolidated balance sheets as of December 31, 2021 and 2020, the related consolidated statements of loss and comprehensive loss, changes in stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements (the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America ("GAAS"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

As discussed in Note 1 to the consolidated financial statements, the Company has relied primarily on financing from a stockholder to fund its operations. Until the Company is able to generate positive cash flows from operations or secure additional financing, it will be dependent on the resources of this stockholder. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Wolf + Company, P.C.

Boston, Massachusetts
July 29, 2022

Impact Infrastructure, Inc.

Consolidated Balance Sheets

December 31, 2021 and 2020

Assets

		2021		2020
Current assets:				
Cash and cash equivalents	$	98,950	$	63,283
Accounts receivable		204,787		115,148
Other receivables		39,418		48,279
Prepaid expenses and other current assets		4,334		31,522
Total current assets		347,489		258,232
Property and equipment, net		3,299		15,550
Internally developed software, net		511,172		564,555
Other assets		-		942
Total assets	$	861,960	$	839,279

Liabilities and Stockholders' Deficit

		2021		2020
Current liabilities:				
Line of credit	$	94,729	$	76,530
Accounts payable		39,399		26,931
Accrued expenses		29,665		88,299
Contract liabilities		132,146		66,987
Bridge loans		541,123		-
Notes payable to officer/stockholder		243,670		2,095,473
Phantom share liability		300,080		512,500
Total current liabilities		1,380,812		2,866,720
Long-term liabilities:				
Economic Injury Disaster Loan		501,900		151,900
Total liabilities		1,882,712		3,018,620
Commitments				
Stockholders' deficit:				
Series A convertible preferred stock, $0.01 par value, 50,000 shares authorized, 19,513 shares issued and outstanding (preference in liquidation of $2,000,083 at December 31, 2021)		2,000,083		2,000,083
Common stock, $0.01 par value, 3.000,000 shares authorized, 1,585,770 and 1,374,210 shares issued and outstanding at December 31, 2021 and 2020, respectively		15,858		13,742
Additional paid-in capital		7,534,583		5,930,179
Accumulated deficit		(10,675,179)		(10,227,733)
Accumulated other comprehensive income		103,903		104,388
Total stockholders' deficit		(1,020,752)		(2,179,341)
Total liabilities and stockholders' deficit	$	861,960	$	839,279

See independent auditor's report and notes to the consolidated financial statements.

Impact Infrastructure, Inc.

Consolidated Statements of Loss and Comprehensive Loss

Years Ended December 31, 2021 and 2020

	2021	2020
Revenue	$ 910,563	$ 830,613
Operating expenses	1,399,722	1,772,704
Loss from operations	(489,159)	(942,091)
Other income (expense):		
Interest expense	(12,020)	(13,268)
Gain on forgiveness of Paycheck Protection Program loan	-	18,500
Other	17,431	(13,000)
Total other income (expense), net	5,411	(7,768)
Loss before taxes	(483,748)	(949,859)
Benefit for income taxes	(36,302)	(44,942)
Net loss	(447,446)	(904,917)
Other comprehensive income (loss):		
Foreign currency translation gain (loss)	(485)	42,090
Total other comprehensive income (loss)	(485)	42,090
Comprehensive loss	$ (447,931)	$ (862,827)

See independent auditor’s report and notes to the consolidated financial statements

Impact Infrastructure, Inc.

Consolidated Statements of Changes in Stockholders' Equity (Deficit)

Years Ended December 31, 2021 and 2020

	Series A Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount				
Balance at December 31, 2019	19,513	$ 2,000,083	1,421,710	$ 14,217	$ 5,770,360	$ (9,322,816)	$ 62,298	$ (1,475,858)
Repurchased shares	-	-	(17,500)	(175)	175	-	-	-
Share-based compensation	-	-	(30,000)	(300)	159,644	-	-	159,344
Net loss	-	-	-	-	-	(904,917)	-	(904,917)
Translation adjustment	-	-	-	-	-	-	42,090	42,090
Balance at December 31, 2020	19,513	2,000,083	1,374,210	13,742	5,930,179	(10,227,733)	104,388	(2,179,341)
Conversion of notes payable to common stock	-	-	211,560	2,116	1,584,984	-	-	1,587,100
Share-based compensation	-	-	-	-	19,420	-	-	19,420
Net loss	-	-	-	-	-	(447,446)	-	(447,446)
Translation adjustment	-	-	-	-	-	-	(485)	(485)
Balance at December 31, 2021	19,513	$ 2,000,083	1,585,770	$ 15,858	$ 7,534,583	$ (10,675,179)	$ 103,903	$ (1,020,752)

See independent auditor's report and notes to the consolidated financial statements.

Impact Infrastructure, Inc.

Consolidated Statements of Cash Flows

Years Ended December 31, 2021 and 2020

	2021	2020
Cash flows from operating activities:		
Net loss	$ (447,446)	$ (904,917)
Adjustments to reconcile net loss to net cash used in operating activities:		
Share-based compensation	19,420	147,276
Depreciation and amortization	372,535	449,121
Changes in operating assets and liabilities:		
Accounts receivable	(88,728)	8,076
Other receivables	9,304	(773)
Prepaid expenses and other current assets	27,358	(10,386)
Contract liabilities	65,159	(16,430)
Accounts payable	12,604	5,223
Accrued expenses	(58,780)	3,375
Phantom share liability	(212,420)	-
Other assets	957	-
Net cash used in operating activities	(300,037)	(319,435)
Cash flows from investing activities:		
Purchase of property and equipment	8,774	(4,865)
Capitalized internally developed software costs	(315,456)	(390,339)
Net cash used in investing activities	(306,682)	(395,204)
Cash flows from financing activities:		
Proceeds (repayments) on line of credit, net	18,199	(10,311)
Proceeds from Bridge loans	541,122	-
Proceeds from Economic Injury Disaster Loan	350,000	151,900
Proceeds from notes payable to officer/stockholder, net	775,500	539,800
Repayments of notes payable to officer/stockholder	(1,040,204)	(4,334)
Net cash provided by financing activities	644,617	677,055
Effect of exchange rate changes on cash and cash equivalents	(2,231)	59,740
Net change in cash and cash equivalents	35,667	22,156
Cash and equivalents at beginning of year	63,283	41,127
Cash and equivalents at end of year	$ 98,950	$ 63,283
Supplemental disclosure of cash flow information:		
Interest paid	$ 12,020	$ 13,268
Supplemental non-cash financing activity:		
Conversion of notes payable to common stock	$ 1,587,100	$ -

See independent auditor's report and notes to the consolidated financial statements.

1. NATURE OF OPERATIONS

Business and Basis of Presentation

The consolidated financial statements include the accounts of Impact Infrastructure, Inc. (“Impact Infrastructure”) and its wholly-owned subsidiary Impact Infrastructure Canada, Inc. (“Impact Canada”), collectively, the “Company.” All significant inter-company accounts and transactions have been eliminated in consolidation.

The Company, founded in 2012, provides cloud-based software that automates cost-benefit analysis for sustainable buildings and green infrastructure. Impact Canada provides research and development as well as sales and marketing support to the Company. The Company is headquartered in New York, New York with an office in Toronto, Canada.

Liquidity and reliance on majority stockholder

The Company is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued. The Company has relied upon proceeds from financings with its majority stockholder, the Company’s Chief Executive Officer (“CEO”), to fund its operations (see Notes 5 and 6). The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Until the Company is able to generate positive cash flows from operations, it will continue to be dependent on the resources of this majority stockholder. If the stockholder ceases to meet the liquidity needs of the Company, the Company may need to seek alternative financing or capital resources which may not be available at terms favorable to the Company, or at all.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all unrestricted, highly liquid investments with a maturity of three months or less from date of purchase to be cash equivalents.

Accounts Receivable

Accounts receivable are carried at the invoiced amount, net of an allowance for doubtful accounts. The allowance for doubtful accounts is management's best estimate of probable losses. The Company reviews its accounts receivable to determine if an allowance for doubtful accounts is necessary based on past collection history as well as general economic and credit conditions. Receivables are written off when deemed uncollectible, with any future recoveries recorded as income when received. As of December 31, 2021 and 2020, management has determined that no allowance for doubtful accounts is necessary.

Concentration of Credit Risk and Significant Customers

Financial instruments, which potentially expose the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company's cash and cash equivalent are maintained with high-credit quality financial institutions. At times, deposits held may exceed the federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. In addition, approximately $10,000 at December 31, 2021 was deposited at financial institutions outside the United States.

Revenue earned from one customer represented approximately 13% and 31% of the Company's revenues for the years ended December 31, 2021 and 2020, respectively. The Company generally does not obtain collateral in support of its trade accounts receivable.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Internally Developed Software

The Company reviews certain internal and external costs incurred during the application development stage of internally developed software projects for capitalization. Software is recorded at cost and is amortized using the straight-line method over its estimated useful life, generally three to five years. Costs incurred related to upgrades and enhancements of this internally developed software that significantly increase functionality are capitalized. Amortization of the upgrades and enhancements commences when the software is complete and placed in service.

Costs incurred during the planning and training stages of the software development life cycle are expensed as incurred.

Long-Lived Assets

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. An impairment loss is recognized when expected undiscounted cash flows are less than the asset's carrying value. If impairment has occurred, the asset is written down to its estimated fair value and the impairment is recognized as a loss against current operations. No impairment charges were recorded for the years ended December 31, 2021 or 2020.

Property and Equipment

Property and equipment are stated at cost, net of depreciation and amortization. Depreciation and amortization is computed over the estimated useful lives of the related assets on a straight-line basis as follows:

	Estimated Useful Life
Equipment	3-5 years
Computer software	3-5 years
Office furniture and fixtures	5-7 years
Leasehold improvements	Lesser of lease term or estimated useful life

Upon retirement or sale, the cost and the related accumulated depreciation and amortization are eliminated and any resulting gain or loss is credited or charged to income. Expenditures for repairs and maintenance costs are charged to expense as incurred.

See independent auditor's report.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue from Contracts with Customers

Revenue is recognized upon transfer of control of promised goods and services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those services. Goods and services which are determined to be distinct are accounted for as separate performance obligations. After determining the performance obligations in a contract, the Company then determines the transaction price, allocates the transaction price to the performance obligations based upon relative standalone selling prices, and recognizes revenue when the performance obligation is satisfied.

Customer contracts may include software subscription and consulting services or both. The Company evaluated its contracts and determined that software subscriptions and consulting services are separate performance obligations. When these services are sold together the transaction price is allocated based on the observable standalone selling price for each performance obligation. All contracts have fixed transaction prices. Software subscriptions are sold as term-based subscriptions, generally one year, and revenue is recognized ratably over the subscription term as access to the software is provided to the customer. Consulting services are primarily based on time and materials and revenue is recognized monthly upon delivery of services.

Software subscriptions are billed annually in advance and recorded as a contract liability. Consulting services are billed monthly. At December 31, 2021 and 2020, contract liabilities related to software subscriptions totaled $132,146 and $66,987, respectively, and are expected to be recognized as revenue within one year.

Reimbursements, including those relating to travel, other out-of-pocket expenses and third-party costs, are included in revenues. The related reimbursable expenses are included in operating expenses.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue from Contracts with Customers (concluded)

Revenue for the year ended December 31, 2021 and 2020 was comprised of the following:

	2021	2020
Software subscriptions	$ 320,650	$ 167,500
Consulting services	589,913	663,113
Total	$ 910,563	$ 830,613

Costs of Obtaining Contracts with Customers

The Company elected the practical expedient whereby they recognize incremental costs of obtaining a contract, generally consisting of commissions, as expense when incurred. The performance obligation for product sales is transferred to the customer within one year.

Advertising

Advertising costs are expensed as incurred and amounted to $15,047 and $11,490 during the years ended December 31, 2021 and 2020, respectively.

Share-Based Compensation

The Company records share-based payments net of forfeitures, resulting from the issuance of share-based awards as an expense in the statement of loss and comprehensive loss over the service period based on measurement of fair value for each stock award at the grant date. The fair value of awards, net of forfeitures, is recognized as expense in the statement of operations over the requisite service period, which is generally the vesting period.

The fair value of the common stock has been determined by the Board of Directors after considering a broad range of factors, including historical sales of common stock, the illiquid nature of an investment in the Company's common stock, the Company's financial performance and financial position and the Company's future prospects and opportunity for liquidity events.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Foreign Currency Transactions

The operations of Impact Canada are measured using the Canadian dollar, its functional currency, and translated into U.S. dollars for presentation in the consolidated financial statements. Assets and liabilities have been translated using the foreign currency exchange rate at the balance sheet date. Revenues and expenses are translated using an average quarterly rate and cash flows are reported using the average rate for the period.

The related foreign translation gain (loss) is reflected in comprehensive loss and the accumulated other comprehensive income account included as a component of stockholders' deficit. Foreign exchange gains and losses arising from transactions denominated in a currency other than the functional currency are included in other income (expense) in the consolidated statements of loss and comprehensive loss.

Income Taxes

For federal and state income taxes, deferred tax assets and liabilities are recognized based upon temporary differences between the financial statement and the tax basis of assets and liabilities. Deferred income taxes are based upon prescribed rates and enacted laws applicable to periods in which differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Accordingly, the Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are realizable. The Company is eligible for certain Canadian research and development tax credits which are refundable to the Company in cash. Given the Company's limited operating history, such refunds will be recognized as a benefit within the Company's tax provision upon approval by the relevant Canadian tax authorities.

Tax positions taken or expected to be taken in the course of preparing the Company's tax returns are required to be evaluated to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. There are no uncertain tax positions that require accrual or disclosure to the consolidated financial statements as of December 31, 2021 or 2020. The Company's policy is to recognize interest and penalties related to income tax matters in income tax expense. For the years ended December 31, 2021 and 2020, the Company had no accruals for interest or penalties related to income tax matters. The Company is no longer subject to federal and state tax examinations by tax authorities for tax filings prior to 2018.

3. INTERNALLY DEVELOPED SOFTWARE

During the years ended December 31, 2021 and 2020, the Company capitalized $315,426 and $390,339, respectively, of internally developed software costs in connection with the continued development of its cloud platform.

Internally developed software as of December 31, 2021 and 2020 consists of the following:

	2021	2020
Internally developed software	$ 3,111,747	$ 2,796,291
Less accumulated amortization	(2,600,575)	(2,231,736)
Internally developed software, net	$ 511,172	$ 564,555

Minimum future amortization of internally developed software is as follows:

Year Ending December 31,	
2022	$ 288,388
2023	170,208
2024	52,576
	$ 511,172

For the years ended December 31, 2021 and 2020, the Company recorded $368,839 and $449,087, respectively, of amortization expense.

4. LINE OF CREDIT

The Company has a line of credit agreement with a bank which provides for borrowings up to $100,000, as amended. The outstanding balance under the line of credit was $94,729 and $76,530 as of December 31, 2021 and 2020, respectively. The line of credit required interest at a rate of 6.39% through expiration date.

The Company recognized interest expense of $12,020 and $13,268 related to the line of credit for the years ended December 31, 2021 and 2020, respectively.

5. NOTES PAYABLE

Notes Payable to officer/stockholder

During 2021 and 2020, the Company entered into demand promissory notes with an officer/stockholder with a stated interest rates of 2.5% per annum. The aggregate outstanding balance under the promissory notes was $243,670 and $2,095,473 as of December 31, 2021 and 2020, respectively. The notes mature upon the closing of an equity financing with sufficient proceeds to repay the notes.

During 2021, the Company converted $1,587,100 of the outstanding balance under the promissory notes to 211,560 shares of common stock.

Paycheck Protection Program loan

On March 11, 2020, the World Health Organization declared the outbreak of the coronavirus ("COVID-19") a pandemic. In April 2020, the Company applied for and received a loan in the amount of $18,500 in connection with the Paycheck Protection Program ("PPP") pursuant to the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"). The loan is guaranteed by the United States Small Business administration ("SBA"). The terms of the funding agreement indicate that the Company must utilize the proceeds to fund or offset qualifying expenses over a twenty-four-week period in order to receive forgiveness. In accordance with the provisions of the PPP, the loan accrues interest at a rate of 1% and the loan may be forgiven, all or in part, if it is used to pay qualifying costs such as payroll, rent, and utilities. Amounts that are not forgiven will be repaid within two years from the date of the loan.

The Company submitted its application for full forgiveness under the PPP loan and received notice of full forgiveness in December 2020.

Economic Injury Disaster Loan

In June 2020, the Company applied for and received an Economic Injury Disaster Loan ("EIDL") under the CARES Act in the amount of $151,900. Collateral is required for loans greater than $25,000. The terms of the funding agreement indicate that the Company must utilize the funds to meet financial obligations and operating expenses that could have been met had the disaster (the pandemic) not occurred. The loan accrues interest at a rate of

NOTES PAYABLE (concluded)

Economic Injury Disaster Loan (concluded)

3.75% and has a term of 30 years. Monthly payments of principal and interest of $731 are due starting 12 months from the date of the loan. The loan must be repaid and cannot be forgiven.

In November 2021, the Company applied for and received an EIDL modification increasing the amount to $501,900. Monthly payments of principal and interest of $2,518 are due starting 12 months from the date of the loan. The remainder of the loan terms were unchanged from those aforementioned.

Bridge Loans

During 2021, the Company raised $541,123 through the issuance of Bridge Loans with investors. The Bridge Loans provide for conversion into shares of the Company's capital stock in the event of a Qualified Financing or other Corporate Transaction as defined. The Bridge Loans accrue interest at rate of 6%. Upon the maturity date, August 13, 2023, the Bridge Loans may be repaid or converted to shares of the Company's capital stock upon the election of investors holding a majority of the principal amount then outstanding.

6. STOCKHOLDERS' EQUITY

Preferred Stock

As of December 31, 2021, the rights and privileges of the Series A Convertible Preferred Stock ("Series A") are as follows:

Dividends

In any calendar year, the holders of the Series A shall be entitled a dividend, when, as and if declared by the Board, equal to the Dividend Rate, six percent (6%) of the Original Issuance Price per share. Such dividends are payable in preference and priority to any declaration or payment of any dividend or distribution, as defined, on common stock in such calendar year. The Original Issue Price of Series A shall mean $10.25 per share. There have been no dividends declared to date.

STOCKHOLDERS' EQUITY (continued)

Preferred Stock (concluded)

Conversion

Each share of Series A shall be convertible, at the option of the holder, at any time after the date of issuance of such share into fully paid and non-assessable shares of common stock which is determined by dividing the Original Issue Price by the applicable Conversion Price then in effect. As of December 31, 2021, the Conversion Price was equal to the Original Issue Price. Each share of Series A shall automatically be converted into shares of common stock upon the earlier of an Initial Public Offering, as defined, or by vote of the holders of a majority of the then outstanding shares of Series A, voting together as a single class.

Redemption

Series A is not redeemable.

Voting

The holders of Preferred Stock shall be entitled to one vote for each share of common stock into which such Preferred Stock could then be converted. The holders of Series A and common stock shall vote together as a single class.

Liquidation Preferences

In the event of any Liquidation Event, as defined, either voluntary or involuntary, the holders of Series A are entitled to receive, prior and in preference to any distribution of the assets to the holders of common stock an amount per share equal to the sum of the Original Issue Price plus declared but unpaid dividends on such share. In the event that the assets distributed to the holders of the Series A are insufficient to permit the payment to such holders for the full preferential amount, then the Company's assets available for distribution shall be distributed ratably among the holders of the Series A in proportion to the full preferential amount that each holder is otherwise entitled to receive.

Right to Participate

Series A holders have the right to participate in any equity financings on a pro-rata basis.

Common Stock

The holders of common stock shall be entitled to one vote for each share held.

STOCKHOLDERS' EQUITY (concluded)

Common Stock (concluded)

In the event of a Liquidation Event, as defined, either voluntary or involuntary, after the payment of all preferential amounts required to be paid to all holders of Series A, the remaining assets of the Company shall be distributed pro rata among the holders of the common stock.

7. SHARE-BASED COMPENSATION

Phantom Shares

The Company has issued phantom shares to certain employees and contractors, which contain vesting provisions and an Initial Value, generally the fair value of common stock on the date of grant. A portion of the phantom shares are redeemable for cash upon a Liquidity Event, as defined, and a portion are redeemable within 60 days at the request of the holder.

As of December 31, 2021 and 2020, the Company has 233,560 and 227,110 phantom shares outstanding, respectively, that are redeemable only upon a Liquidity Event. As of December 31, 2021, 230,560 phantom shares have fully vested. The Company shall redeem the phantom shares for an amount equal to the excess of the per share consideration received in the Liquidity Event over the Initial Value of the grant.

As of December 31, 2021 and 2020, the Company had 40,000 and 50,000 phantom shares outstanding and vested that are redeemable within 60 days at the request of the holder. As a result of the redemption rights, these phantom shares are recorded as a liability at their fair value. As of December 31, 2021 and 2020, the value of these phantom share grants is estimated to be $300,080 and $512,500, respectively.

Stock Options

In January 2017, the Company's Board of Directors approved the 2017 Equity Incentive Plan (the "Plan"). Pursuant to the Plan, the Company may grant non-statutory and incentive stock awards, restricted stock and stock appreciation rights to the Company's employees, officers, directors, consultants, and advisors. As of December 31, 2021, the aggregate number of shares that are authorized for issuance under the Plan is 370,000.

SHARE-BASED COMPENSATION (concluded)

Stock Options (concluded)

As of December 31, 2021, there were 79,710 shares available for future grants under the Plan.

During the years ended December 31, 2021 and 2020, the Company recorded share-based compensation expense of $19,420 and $159,644, respectively.

A summary of option activity under the Plan for the year ended December 31, 2021 is as follows:

	Number of Options		Average Exercise Price	Remaining Contractual Term
Outstanding options at December 31, 2020	67,000	$	10.25	8.73
Canceled/forfeited	(9,000)		10.25	-
Outstanding options at December 31, 2021	58,000	$	10.25	6.81
Exercisable options at December 31, 2021	51,630	$	10.25	6.61

The weighted-average grant date fair value of options granted during the years ended December 31, 2021 was $4.46 per share. As of December 31, 2021, unrecognized stock compensation expense totaled $15,000, and is expected to be recognized over a weighted-average service period of approximately one year.

8. INCOME TAXES

Due to the Company's operating losses and a full valuation allowance on deferred tax assets, the Company's tax benefit for the years ended December 31, 2021 and 2020, relates to Canadian research and development tax credits (as discussed in Note 2), offset by foreign and state tax minimums.

INCOME TAXES (concluded)

Significant components of the Company's deferred tax assets as of December 31, 2021 and 2020 are as follows:

	2021	2020
Deferred tax assets:		
Operating loss carryforwards	$ 2,830,000	$ 2,679,000
Other	85,000	85,000
Share-based compensation	96,000	90,000
Total deferred tax assets	3,011,000	2,854,000
Deferred tax liabilities:		
Internally developed software	(197,000)	(212,000)
Total deferred tax liabilities	(197,000)	(212,000)
Net deferred tax assets before valuation allowance	2,814,000	2,642,000
Valuation allowance	(2,814,000)	(2,642,000)
Total deferred taxes	$ -	$ -

The Company has provided a valuation allowance against the deferred tax assets as it has incurred significant losses since its inception. Management currently believes that it is more likely than not that the deferred tax assets will not be realized in the future. The increase in the valuation allowance during 2021 and 2020 was $172,000 and $354,000 respectively.

At December 31, 2021, the Company had federal and state net operating loss carryforwards of approximately $10,300,000. The Company's 2021 and 2020 federal net operating losses can be carried forward indefinitely. The Company's federal net operating losses prior to 2020 and state net operating losses can be carried forward 20 years and begin to expire in 2036.

Under provisions of the Internal Revenue Code, certain substantial changes in the Company's ownership may limit the amount of the net operating loss carryforwards which could be utilized annually to offset future taxable income and taxes payable.

9. SUBSEQUENT EVENTS

Management has evaluated subsequent events through July 29, 2022, which is the date the consolidated financial statements were available to be issued.

On May 12, 2022, the Company, through a Board resolution, approved a 10-for-1 stock split ("stock split") of the Company's common stock. No fractional shares were issued in connection with the stock split. All share and per share amounts, including phantom shares, stock options, warrants, and restricted stock awards have been retroactively adjusted in these financial statements for all periods presented to reflect the stock split. Further, exercise prices of stock options and phantom shares have been retroactively adjusted in these financial statements for all periods presented to reflect the stock split.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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Autocase

Economic Insights at Scale


AS SEEN ON:
FINTECH TV
Autocase
The Economic Lens For Sustainable & Resilient Building Design

Website | New York, NY | SOFTWARE & SERVICES

Autocase is a Cloud-based Software as a Service (SaaS) company that is pioneering Economic Analysis software for buildings. At the intersection of PropTech and ClimateTech, our platform provides predictive analytics for carbon, life-cycle costs, and stakeholder benefits in order to cost-justify greener, healthier buildings and help design teams achieve true sustainability.

$0.00 raised

$581,606 previously crowdfunded

0 Investors	$20M Valuation
$10.39 Price per Share	$249.36 Min. Investment
Common Shares Offered	Equity Offering Type
$2M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Autocase has partnered with industry giant Autodesk to showcase the value of sustainable building designs with our SaaS. To date, Autocase has analyzed over 5,000 projects worth a combined total of more than $100 billion.
- The $7 trillion global buildings and construction market is seeing unprecedented pressure from owners and investors to understand the impacts of their projects on ESG reporting, regulatory compliance and impact investing.* Autocase measures those impacts.
- With over $1.3 million in sales last year, Autocase is riding a five year trend of more than doubling software revenue on average year over year. Our clients already include 5 of the top 10 Architecture firms in the U.S., as well as very high profile building owners like Brookfield and Atlanta Airport.

*Market statistics and information provided by Globe Newswire and Harvard Business Review (source, source)

Creating more sustainable, resilient, and cost-effective built environments

When constructing a building, **justifying the economics can be a difficult task** when it comes to environmentally and socially conscious design. Autocase exists to align the multi-trillion dollar global buildings and construction industry with the growing Environmental, Social, and Governance (ESG) paradigm.

Our software enables design teams and owners to optimize, prioritize, and engage stakeholders in financial decisions, providing the metrics needed to make **educated, sustainable investments**. Plan, monitor, and track projects with triple-bottom-line analytics and quantify the financial, social, and environmental impacts with a detailed cost-benefit analysis.

It can pay to go green, and Autocase helps make that a reality by unleashing the power of **economic insights at scale**.



It can pay to go green.

Autocase helps make that a reality by unleashing the power of **economic insights at scale.**

THE PROBLEM

Many don't have adequate information to see the full benefit of sustainability

While awareness of climate change and sustainability is seemingly higher than ever, one sector that desperately needs an eco-friendly overhaul is the global construction industry. Unfortunately, many organizations don't integrate sustainable operations because **they believe they cannot justify its cost** from a financial perspective.

> "Without Autocase, we would be shooting in the dark as to which design features are worth the money. Traditional cost estimates emphasize first costs over life cycle costs… but those impacts are very real and they become quantifiable with rigor and with ease in Autocase."
>
> \- Anthony Bernheim, SFO Airport

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

Yet, the market is seeing **unprecedented pressure** from owners and investors to understand the impacts of their projects for Environmental, Social, Governance (ESG) reporting (source). As the world pushes for carbon emission reductions, improved resiliency, and social equity, the real estate industry needs **to move quickly to address these consequential concerns** (source).

With construction and operations accounting for such a large portion of the global greenhouse gas emissions, architects, engineers, and sustainability professionals need **more efficient access to data and insights** in order to make the business case for sustainable and resilient designs.

THE SOLUTION

Autocase answers the sustainability question with triple-bottom-line analytics

With Autocase, architects, engineers, and sustainability professionals now have access to the data and insights needed to economically justify better buildings and achieve true sustainability. Using **cost-benefit analysis**, sustainable and eco-friendly impacts are translated into **Environmental, Social and Economic metrics**.

Our software can provide location-based data like carbon and air pollution emissions, weather data, socioeconomic data, and utility rates to help meet your company’s planning needs. For design teams, Autocase’s **user-friendly interface** enables users to create, modify, and compare multiple designs so clients can choose the most effective carbon strategy. We even simplify year-end reporting.


Autocase automates cost benefit analysis to translate sustainable and eco-friendly impacts into triple-bottom-line metrics
Our software can provide location-based data like
Carbon and Air Pollution Emissions
Utility Rates & Code Requirements
Socioeconomic Data
Climate Data

Autocase’s interactive and customizable portfolio dashboard tracks the status of progress towards clients’ internal sustainability goals with every project. With one-click reporting, users can promote and share metrics, charts, and documentation to project stakeholders.

As **a Cloud-based SaaS company**, our software is available through three subscription tier options. The first tier is our Project Business Case, which costs $2,000 per project. Our Enterprise subscription plan is $30,000 per year and covers unlimited projects for unlimited users. The third plan, the Enterprise+ plan, is $75,000 and allows for unlimited projects, users, customer support, and custom data services.

Autocase is available via three subscription tiers


$2,000
Per project
Project Business Case
$30,000
Per year
Enterprise
$75,000
Per year
Enterprise+

THE MARKET

The building industry is urgently in need of tools like Autocase

Both inside and outside the U.S., governments and private companies alike are making a concerted effort to reduce their carbon footprint. Regulations like **Local Law 97** are being enacted, requiring larger buildings to meet energy and emission standards before the end of the decade. Meanwhile, **in an executive order from December 2021**, President Biden outlined the country's roadmap to ensure climate resilient operations.

As **the $7 trillion global buildings and construction market** is seeing unprecedented pressure from owners and investors to address these concerns, Autocase is already providing companies with the comprehensive cost benefit analysis needed to meet these new requirements. (source, source)

We believe our software can revolutionize the sustainable buildings industry


$395 billion
Architectural Services Market
Forecast Value by 2025

(source)

OUR TRACTION

Over 5,000 projects analyzed to date

We knew when we started Autocase that we had something special, and our early success has proven that belief in spades. Thus far, we have secured almost **$10 million in seed funding**, with **Autodesk**, a multi-billion dollar tech firm, standing as **our second largest shareholder**. In 2021, Autocase had over $1.3M in sales and our software revenue has grown by an average of **more than 100% YoY** in the 5 years since its launch.


AUTODESK.
Partner of Autocase
$40B Market Cap
A Market Leader
in Architectural Design Tools

Another important achievement for Autocase is our recognition as a **partner to the U.S. Green Building Council**. As the country's LEED building accreditation program, the USGBC gives up to two LEED pilot credits for an Autocase analysis, further demonstrating our legitimacy to the sustainable building market.



$9.6 million
Secured in seed funding

Recognized Partner of the
US Green Building Council

More than
5,000 projects
analyzed using Autocase, worth a combined total of
$100+ billion

To date, Autocase has **analyzed over 5,000 projects worth a combined total of more than $100 billion** and is also used by some of the largest architecture and engineering companies, asset owners, and airports, such as Arup, Gensler, Stantec, Brookfield, the City of San Antonio, Miami-Dade County and the Atlanta Airport.

Funds from this raise will be devoted to advancing our new carbon-related beta product, Carbonsight, to full commercial release, continuing to expand Autocase beyond the U.S. and Canada, and further developing our plans to integrate with Autodesk's product line.

Carbonsight

WHY INVEST

Constructing a greener future with economic insights at scale

Autocase has a razor-sharp focus on the benefits it provides our communities. Turning to crowdfunding was the natural path for our company to grow and succeed, as the core of our platform is focused on the individuals these sustainable buildings and infrastructure serve.



" Autocase has helped our role as advocates, it's enhancing the service that we give, by enabling our clients a full understanding of their investment... It becomes very clear.
Working with Autocase, we can get the qualitative benefits quantified."
- Sean Quinn, HOK

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

Our software is **innovative, patent-protected, and proven to help** clients make eco-friendly choices at scale. Autocase has already secured millions in financing, established incredible partnerships with Autodesk and the US Green Building Council amongst others, and claims some of the biggest organizations in the world as happy clients.

Help us build a better future today by investing in Autocase, and join us as we work to revolutionize a multi-trillion dollar global sector.



Welcome to your Project Workspace
COMPARE DESIGNS
Materials
Energy
Life Cycle Cost Analysis
Design Components
Social & Environmental Benefits of $319.83
Join us as we work to revolutionize a multi-trillion dollar global sector.
Help us build a better future today by investing in Autocase.

September 2014

AUTODESK

Our Company Launches!

Founded with Seed Funding from tech giant Autodesk, Autocase is formed

September 2016



Research and Development Phase

The first couple of years involved staffing up and conducting the R&D and product development for the alpha and beta versions of Autocase

January 2017

Commercial Release of Autocase SaaS

We launched our SaaS for Sustainable Buildings Decision Support

January 2019



Customer Feedback and Product Improvements

Worked with customers to address needs and improve the original product

January 2020


GROWTH

Rapid Growth and Building Momentum

By 2020 we were on average almost tripling software revenue each year

September 2021

seedinvest

Raised Bridge Round Financing

Autocase raised initial Bridge Round Crowd Financing through SeedInvest

July 2022

Launched on StartEngine

Now YOU can own a part of our company!

November 2022

Anticipated Commercial Release of Carbonsight

Commercial launch of our 2nd SaaS product, Carbonsight, laser-focussed on the carbon reduction market

September 2023

AUTODESK BIM 360

Anticipated Integration with Autodesk Products

We are working on integrations with Autodesk products like Revit & BIM

In the Press

FINTECH TV · U.S. Green Building Council · arc · ATL Standards design & construction · CISION PR Newswire

SHOW MORE

Meet Our Team



John Williams

Chief Executive Officer

Prior to founding Autocase John was a principal owner and executive at HDR, Inc., a billon dollar AEC firm where he was tasked with starting new business lines. In 2014 armed with seed financing from Autodesk, John created a new company, Autocase, to bring higher quality and far less expensive triple bottom line (TBL) analytics to a mass market. Autocase created this new SaaS market and is now perfectly positioned to meet the global demand for objective sustainability performance data.



Stephane Larocque

Chief Operating Officer

Steph led the economics team at HDR that John challenged to find a means of measuring the value of green buildings and infrastructure. Already well recognized in the field of environmental economics, Steph was ideally suited to direct the extensive R&D needed to create our SaaS product offering. As the company's COO, Steph is responsible for growing the business in pursuit of bringing high quality economic analysis to building projects around the world.



Eric Bill

Chief Economist

Eric leads the economic research and advisory teams and has extensive experience leveraging economic concepts to incorporate climate adaptation, sustainability, equity, and resilience into decision making and reporting. He specializes in creating methodologies to quantify and monetize a variety of environmental and societal impacts across capital projects and policies. He's also developed educational content for the AIA, ISI, RELi and the ASCE.



Katelyn Lawson

VP Product Management & Digital Solutions

As Vice President of Product & Digital at Autocase, Katelyn oversees Autocase's cloud-based software development and go to market strategy. Katelyn's background is in economics and strategy consulting for Fortune 500 companies, and she now works closely with our customers in implementing features and software solutions as part of their sustainable strategies.



Bill Davis

Vice-Chairman & Secretary

Bill is Founder & Portfolio Manager at Stance Capital. Prior to that Mr. Davis was co-founder and Managing Director of Empirical Asset Management, launched in 2014. Prior to co-founding Empirical, he was the founder and CEO of Ze-gen, a venture and private equity backed renewable energy company. Mr. Davis has served as CEO or founder of numerous other companies such as Database Marketing Corporation, Holland Mark and Cambridge Brand Analytics.



Raffaela Dunne

Board Member

Regional Institutional Market Director for VHB in NYC, responsible for managing the firms real estate development consulting practice assisting clients with development deals and to reposition underutilized property. Skilled at project management for development from concept and due diligence through public approvals, marketing and design and development management.



Whitney Stevens

Board Member

Whitney is a senior strategic advisor and angel investor, as well as a former Executive Vice President at Citibank and Executive Director at Morgan Stanley. She is also on the Board of several organizations including Autocase, Mend and the New York Foundation for the Arts. Whitney is a graduate of both Princeton and the Columbia Business School.



Phil Bernstein

Advisor

Phil Bernstein is an architect, technologist and educator. He is currently the Associate Dean and Professor, Adjunct at the Yale University School of Architecture, where he has taught professional practice since 1989. He is a former vice president at Autodesk, and a former principal at Pelli Clarke Pelli Architects. He lectures, writes and consults extensively on design practice, technology and project delivery in the building industry.



Drew Ogden

Advisor

Drew is the Managing Director at Ascentage Group, which involves facilitating the business development needs of high-tech ventures and creative enterprises, including advising clients in the areas of strategic planning, channel expansion, licensing, international business, and facilitating strategic partnerships, mergers and acquisitions. He serves on the board of directors of several of Ascentage Group's clients.



Ted Kesik

Advisor

Ted Kesik is a professor of building science at the University of Toronto. Professor Kesik's research areas include high performance buildings, resilient infrastructure, carbon neutral buildings, renewable energy, green roofs, building enclosure design and sustainability. He is actively involved in technical organizations and is the author of numerous books, studies, reports and articles related to his areas of research and professional practice.



David Stoller

Board Member

David Stoller has had a career spanning law, private equity, and entrepreneurial leadership. Mr. Stoller was a partner and co-head of Milbank Tweed's global project finance practice, a partner and head of Charterhouse Group USA's Environmental Capital Group, founding CEO of two leading companies in the environmental services area, American Disposal Services (led IPO in 1996) and in wholesale insurance, Americana Financial Services (now AMWINS), and, until his recent retirement, served for eight years as Chairman and CEO of the London Exchange-listed Reach4Entertainment, the largest branding and marketing agency for theater and live entertainment in London and New York City.

Mr. Stoller has a BA in biology from University of Pennsylvania, an MA from the Graduate Faculty of the New School for Social Research, a JD from the Fordham Law School, and is a graduate of the Harvard Business School's Advanced Management Program (AMP 115).

Offering Summary

Company	:	Impact Infrastructure, Inc.
Corporate Address	:	230 Park Ave, 3rd Floor West, New York, NY 10169
Offering Minimum	:	$9,995.18
Offering Maximum	:	$1,999,991.88
Minimum Investment Amount (per investor)	:	$250.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	962
Maximum Number of Shares Offered	:	192,492
Price per Share	:	$10.39
Pre-Money Valuation	:	$19,998,048.60

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks & Incentives

Previous Backer Bonus:

For any previous backers or investors in Autocase, when you invest in this live offering you will receive an additional 10% bonus shares.

Time-based

Invest within the first 30 day and receive 20% bonus shares

Amount-based

$250+

Invitation to join Autocase's LinkedIn Investor community

$500+

Receive 5% bonus shares

$2,000+

Receive 10% bonus shares

$5,000+

Recieve 15% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Autocase will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $10.39 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1039. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Previous Backer Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Autocase to get notified of future updates!

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

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Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Historically, sustainability has been reserved for high profile building projects that could "afford" it... now, with organizations of all kinds making aggressive commitments, there's an urgent movement toward low carbon and more community-minded buildings.

Autocase is a rapidly growing SaaS platform that provides decision makers with the data they need to show the complete triple bottom line benefits - enviromental, social and financial- that they'll get from building sustainably.

Armed with an automated way to make the case for better buildings, their customers have embraced Autocase on countless projects across North America, including at the world's busiest airports.

ANTHONY BERNHEIM TESTIMONIAL:

"Without Autocase, we would be shooting in the dark as to which design features are worth the money...Now, they've become quantifiable with rigor."

Autocase's clients include five of the top ten architecture firms, as well as several of the largest public and private building owners. Their software has already been used to analyze over 5,000 buildings of all types throughout North America.

SEAN QUINN TESTIMONIAL:

"Autocase enhances the service we give by providing our clients with a full understanding of their investment...Now, decisions are very clear because the qualitative benefits are quantified."

Autocase was founded with $2M in seed funding from Autodesk, the $40BN market leader in architectural design tools.

THEO AGELOPOULOS TESTIMONIAL:

"Building owners and investors want to know what they are getting for their money. We moved to provide those answers through a strategic partnership with Autocase, enabling return-on-investment backed building design as part of the architect, engineer, constructor, and building owners' value proposition."

In 2021, Autocase had almost $1.4M in Sales and their software revenue has grown by over 100% on average over the 5 years since launch.

According to Larry Fink, the CEO of BlackRock, "The next 1,000 unicorns won't be search engines or social media companies, they'll be sustainable, scalable innovators – startups that help the world decarbonize."

Now is your chance to join the Autocase community to build a better future. Invest today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "IMPACT INFRASTRUCTURE, INC.", FILED IN THIS OFFICE ON THE SIXTEENTH DAY OF MAY, A.D. 2022, AT 2:19 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

5119189 8100
SR# 20222022287

Authentication: 203446778
Date: 05-17-22

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:19 PM 05/16/2022
FILED 02:19 PM 05/16/2022
SR 20222022287 - File Number 5119189

CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF INCORPORATION OF

IMPACT INFRASTRUCTURE, INC.

I, John F. Williams II, Chairman and CEO of Impact Infrastructure, Inc., a corporation existing under the laws of the State of Delaware (the "Corporation"), do hereby certify under seal of such corporation as follows:

1. That the name of the Corporation is Impact Infrastructure, Inc.

2. The Certificate of Incorporation of the Corporation is hereby amended by replacing the first sentence of Article IV of the Corporation's Certificate of Incorporation with the following:

"The aggregate number of shares that the Corporation shall have authority to issue is 3,050,000 shares, of which (i) 3,000,000 shares, par value $.001 per share, shall be designated as common stock (the "**Common Stock**"), and (ii) 50,000 shares, par value $1.00 per share, shall be designated as preferred stock (the "**Preferred Stock**"), of which 20,000 shall be designated as Series A Convertible Preferred Stock (the "**Series A Preferred Stock**")."

3. The foregoing amendment to the Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the undersigned officer of the Corporation has signed this Certificate of Amendment of the Certificate of Incorporation, and the signature of the undersigned shall constitute the affirmation and acknowledgment of the undersigned, that this Certificate of Amendment of the Certificate of Incorporation is the act and deed of the Corporation, and that the facts stated in this Certificate are true as of this 12 day of May, 2022.

John F. Williams II, Chairman and CEO

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:50 AM 09/24/2014
FILED 11:43 AM 09/24/2014
SRV 141215382 - 5119189 FILE

CERTIFICATE OF INCORPORATION
OF
IMPACT INFRASTRUCTURE, INC.

ARTICLE I

The name of the Corporation is Impact Infrastructure, Inc. (the "**Corporation**")

ARTICLE II

The Corporation has been formed for the provision of consulting, software technology and advisory services to designers, sponsors and financing sources for the assessment of infrastructure projects, including, the development of technology and other intellectual property to evaluate the risks and the social, environmental and economic benefits of such infrastructure projects, and the creation of specific, objective and transparent sustainable business cases for individual infrastructure projects (collectively, the "**Business**") and to engage in any other lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "**DGCL**") and to possess and exercise all of the powers and privileges granted by any such law or successor law.

ARTICLE III

The address of the Corporation's registered office in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE IV

The aggregate number of shares that the Corporation shall have authority to issue is 200,000 shares, of which (i) 150,000 shares, par value $0.01 per share, shall be designated as "Common Stock" (the "**Common Stock**"), and (ii) 50,000 shares, par value $1.00 per share, shall be designated as "Preferred Stock" (the "**Preferred Stock**"), of which 20,000 shall be designated as "Series A Convertible Preferred Stock" (the "**Series A Preferred Stock**"). Subject to the limitations prescribed by law and the provisions of this ARTICLE IV, authority is hereby expressly granted to the Board of Directors of the Corporation (or a committee thereof designated by the Board of Directors pursuant to the By-laws of the Corporation, as amended from time to time (the "**Bylaws**")), to, at any time, and from time to time, provide for the issuance of shares of Preferred Stock in one or more series, of any number of shares of Preferred Stock, by filing a certificate of designations pursuant to Section 151 of the DGCL, and to establish the number of shares to be included in each series of Preferred Stock and to fix the powers, designations, preferences, privileges, relative rights (including voting rights), qualifications, limitations and restrictions thereof.

The following is a statement of the designations and the powers, preferences, privileges and rights, and the qualifications, limitations and restrictions thereof in respect of each class of capital stock of the Corporation.

1. **Definitions.** For purposes of this ARTICLE IV, the following definitions shall apply:

(a) "*Conversion Price*" shall mean $102.50 per share for the Series A Preferred Stock (subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein).

(b) "*Convertible Securities*" shall mean any evidences of indebtedness, shares or other securities convertible into or exchangeable for Common Stock.

(c) "*Distribution*" shall mean the transfer of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of shares of the Corporation by the Corporation for cash or property other than: (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchase of capital stock of the Corporation in connection with the settlement of disputes with any stockholder, and (iv) any other repurchase or redemption of capital stock of the Corporation approved by the holders of the Common and Preferred Stock of the Corporation voting as separate classes.

(d) "*Dividend Rate*" shall mean an annual rate of 6% of the Original Series A Issue Price per share for the Series A Preferred Stock (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(e) "*Liquidation Preference*" shall mean $102.50 per share for the Series A Preferred Stock (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(f) "*Options*" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(g) "*Original Issue Price*" shall mean $102.50 per share for the Series A Preferred Stock (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(h) "*Preferred Stock*" shall mean the Preferred Stock authorized under ARTICLE IV hereof, including, the Series A Preferred Stock.

(i) "*Recapitalization*" shall mean any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event.

2. **Dividends.**

(a) ***Series A Preferred Stock.*** In any calendar year, the holders of outstanding shares of Series A Preferred Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor, at the Dividend Rate specified for such shares of Series A Preferred Stock payable in preference and priority to any declaration or payment of any Distribution on Common Stock of the Corporation in such calendar year. No Distributions shall be made with respect to the Common Stock unless dividends on the Series A Preferred Stock have been declared in accordance with the preferences stated herein and all declared dividends on the Series A Preferred Stock have been paid or set aside for payment to the Series A Preferred Stock holders. The right to receive dividends on shares of Series A Preferred Stock shall not be cumulative, and no right to dividends shall accrue to holders of Series A Preferred Stock by reason of the fact that dividends on said shares are not declared or paid. Payment of any dividends to the holders of Series A Preferred Stock shall be on a *pro rata, pari passu* basis in proportion to the Dividend Rates for the Series A Preferred Stock.

(b) ***Additional Dividends.*** Dividends may be paid on the Common Stock when, as and if declared by the Board of Directors, subject to the prior dividend rights of the Series A Preferred Stock and to Section 6.

(c) ***Non-Cash Distributions.*** Whenever a Distribution provided for in this Section 2 shall be payable in property other than cash, the value of such Distribution shall be deemed to be the fair market value of such property as determined in good faith by the Board of Directors.

(d) ***Waiver of Dividends.*** Any dividend preference of any Series A Preferred Stock may be waived, in whole or in part, by the consent or vote of the holders of the majority of the outstanding shares of such series.

3. **Liquidation Rights.**

(a) ***Liquidation Preference.*** In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Series A Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Corporation to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Series A Preferred Stock held by them equal to the sum of (i) the Liquidation Preference specified for such share of Series A Preferred Stock and (ii) all declared but unpaid dividends on such share of Series A Preferred Stock. If upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation legally available for distribution to the holders of the Series A Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 3(a), then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and *pro rata* among the holders of the Series A Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 3(a).

(b) ***Remaining Assets.*** After the payment or setting aside for payment to the holders of Series A Preferred Stock of the full amounts specified in Section 3(a), the entire remaining assets of the Corporation legally available for distribution shall be distributed *pro rata* to holders of the Common Stock of the Corporation in proportion to the number of shares of Common Stock held by them.

(c) ***Shares not Treated as Both Series A Preferred Stock and Common Stock in any Distribution.*** Shares of Series A Preferred Stock shall not be entitled to be converted into shares of Common Stock in order to participate in any Distribution, or series of Distributions, as shares of Common Stock, without first foregoing participation in the Distribution, or series of Distributions, as shares of Series A Preferred Stock.

(d) ***Reorganization.*** For purposes of this Section 3, a liquidation, dissolution or winding up of the Corporation shall be deemed to be occasioned by, or to include, (i) the acquisition or consolidation of the Corporation with or into any other corporation or entity, or any other corporate reorganizaton, by means of any transaction or series of related transactions to which the Corporation is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding (a) any sale of stock principally for bona fide capital raising purposes so long as the Corporation is the surviving corporation and (b) any merger effected exclusively to change the domicile of the Corporation) other than a transaction or series of transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction retain, immediately after such transaction or series of transactions, as a result of shares in the Corporation held by such holders prior to such transaction, at least a majority of the total voting power represented by the outstanding voting securities of the Corporation or such other surviving or resulting entity (or if the Corporation or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (ii) a sale, lease or other disposition of all or substantially all of the assets of the Corporation and its subsidiaries taken as a whole, or a sale or exclusive license of all or substantially all of the intellectual property assets of the Corporation and its subsidiaries taken as a whole, by means of any transaction or series of related transactions, except where such sale, lease, license or other disposition is to a wholly-owned subsidiary of the Corporation; or (iii) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary. The treatment of any transaction or series of related transactions as a liquidation, dissolution or winding up pursuant to clause (i) or (ii) of the preceding sentence may be waived by the consent or vote of a majority of the outstanding Series A Preferred Stock (voting as a single class and on an as-converted basis).

(e) ***Valuation of Non-Cash Consideration.*** If any assets of the Corporation distributed to stockholders in connection with any liquidation, dissolution, or winding up of the Corporation are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board of Directors, *except that* any publicly-traded securities to be distributed to stockholders in a liquidation, dissolution, or winding up of the Corporation shall be valued as follows:

(i) If the securities are then traded on a national securities exchange, then the value of the securities shall be deemed to be the average of the closing prices of the securities on such exchange over the ten (10) trading day period ending five (5) trading days prior to the Distribution;

(ii) if the securities are actively traded over-the-counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the ten (10) trading day period ending five (5) trading days prior to the Distribution.

In the event of a merger or other acquisition of the Corporation by another entity, the Distribution date shall be deemed to be the date such transaction closes.

For the purposes of this subsection 3(e), "***trading day***" shall mean any day which the exchange or system on which the securities to be distributed are traded is open and "***closing prices***" or "***closing bid prices***" shall be deemed to be: (i) for securities traded primarily on the New York Stock Exchange, the American Stock Exchange or a Nasdaq market, the last reported trade price or sale price, as the case may be, at 4:00 p.m., New York time, on that day and (ii) for securities listed or traded on other exchanges, markets and systems, the market price as of the end of the regular hours trading period that is generally accepted as such for such exchange, market or system. If, after the date hereof, the benchmark times generally accepted in the securities industry for determining the market price of a stock as of a given trading day shall change from those set forth above, the fair market value shall be determined as of such other generally accepted benchmark times.

4. **Conversion.** The holders of the Series A Preferred Stock shall have conversion rights as follows:

(a) ***Right to Convert.*** Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Series A Preferred Stock, into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the Original Issue Price for the relevant series by the Conversion Price for such series. (The number of shares of Common Stock into which each share of Series A Preferred Stock of a series may be converted is hereinafter referred to as the "***Conversion Rate***" for each such series.) Upon any decrease or increase in the Conversion Price for any Series A Preferred Stock, as described in this Section 4, the Conversion Rate for such series shall be appropriately increased or decreased.

(b) ***Automatic Conversion.*** Each share of Series A Preferred Stock shall automatically be converted into fully-paid, non-assessable shares of Common Stock at the then effective Conversion Rate for such share (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the "***Securities Act***"), covering the offer and sale of the Corporation's Common Stock, *provided* that the offering price per share is not less than three times the Original Issue Price (as adjusted for Recapitalizations) and the aggregate gross proceeds to the Corporation are not less than $50,000,000, or (ii) upon the receipt by the Corporation of a written request for such conversion from the holders of a majority of the Series A Preferred Stock then outstanding (voting as a single class and on an as-converted basis), or, if later, the effective date for conversion specified in such requests (each of the events referred to in (i) and (ii) are referred to herein as an "***Automatic Conversion Event***").

(c) ***Mechanics of Conversion.*** No fractional shares of Common Stock shall be issued upon conversion of Series A Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of a share of Common Stock as determined by the Board of Directors. For such purpose, all shares of Series A Preferred Stock held by each holder of such Series A Preferred Stock shall be aggregated, and any resulting fractional share of Common Stock shall be paid in cash. Before any holder of Series A Preferred Stock shall be entitled to convert the same into full shares of Common Stock, and to receive certificates therefor, the holder shall either (A) surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Series A Preferred Stock or (B) notify the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and shall give written notice to the Corporation at such office that the holder elects to convert the same; *provided, however*, that on the date of an Automatic Conversion Event, the outstanding shares of Series A Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; *provided further*, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such Automatic Conversion Event unless either the certificates evidencing such shares of Series A Preferred Stock are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. On the date of the occurrence of an Automatic Conversion Event, each holder of record of shares of Series A Preferred Stock shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, notwithstanding that the certificates representing such shares of Series A Preferred Stock shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of shares of Series A Preferred Stock, or that the certificates evidencing such shares of Common Stock shall not then be actually delivered to such holder.

(d) ***Adjustments to Conversion Price for Diluting Issues.***

(i) ***Special Definition.*** For purposes of this paragraph 4(d), "***Additional Shares of Common***" shall mean all shares of Common Stock issued (or, pursuant to paragraph 4(d)(iii), deemed to be issued) by the Corporation after the filing of this Amended and Restated Certificate of Incorporation, other than issuances or deemed issuances of:

(1) shares of Common Stock upon the conversion of the Series A Preferred Stock;

(2) up to 7,500 shares of Common Stock and options, warrants or other rights to purchase Common Stock issued or issuable to employees, officers or directors of, or consultants or advisors to the Corporation or any subsidiary pursuant to stock grants, restricted stock purchase agreements, option agreements, option plans, purchase plans, incentive programs or similar arrangements approved by the Board of Directors;

(3) shares of Common Stock upon the exercise or conversion of Options or Convertible Securities;

(4) shares of Common Stock issued or issuable as a dividend or distribution on Series A Preferred Stock or pursuant to any event for which adjustment is made pursuant to paragraph 4(e), 4(f) or 4(g) hereof;

(5) shares of Common Stock issued or issuable in a registered public offering under the Securities Act pursuant to which all outstanding shares of Series A Preferred Stock are automatically converted into Common Stock pursuant to an Automatic Conversion Event;

(6) shares of Common Stock issued or issuable to banks, equipment lessors, real property lessors, financial institutions or other persons engaged in the business of making loans pursuant to a debt financing, commercial leasing or real property leasing transaction approved by the Board of Directors; and

(7) shares of Common Stock which are excluded by the affirmative vote or consent of the holders of a majority of the then-outstanding Series A Preferred Stock.

(ii) *No Adjustment of Conversion Price.* No adjustment in the Conversion Price of the Series A Preferred Stock shall be made in respect of the issuance of Additional Shares of Common unless the consideration per share (as determined pursuant to paragraph 4(d)(v)) for an Additional Share of Common issued or deemed to be issued by the Corporation is less than the Conversion Price in effect on the date of, and immediately prior to such issue, for the Series A Preferred Stock.

(iii) *Deemed Issue of Additional Shares of Common.* In the event the Corporation at any time or from time to time after the date of the filing of this Certificate of Incorporation shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number) of Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities, the conversion or exchange of such Convertible Securities or, in the case of Options for Convertible Securities, the exercise of such Options and the conversion or exchange of the underlying securities, shall be deemed to have been issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date, *provided* that in any such case in which shares are deemed to be issued:

(1) no further adjustment in the Conversion Price of any Series A Preferred Stock shall be made upon the subsequent issue of Convertible Securities or shares of Common Stock in connection with the exercise of such Options or conversion or exchange of such Convertible Securities;

(2) if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any change in the consideration payable to the

Corporation or in the number of shares of Common Stock issuable upon the exercise, conversion or exchange thereof (other than a change pursuant to the anti-dilution provisions of such Options or Convertible Securities such as this Section 4(d) or pursuant to Recapitalization provisions of such Options or Convertible Securities such as Sections 4(e), 4(f) and 4(g) hereof), the Conversion Price of the Series A Preferred Stock and any subsequent adjustments based thereon shall be recomputed to reflect such change as if such change had been in effect as of the original issue thereof (or upon the occurrence of the record date with respect thereto);

(3) no readjustment pursuant to clause (2) above shall have the effect of increasing the Conversion Price of the Series A Preferred Stock to an amount above the Conversion Price that would have resulted from any other issuances of Additional Shares of Common and any other adjustments provided for herein between the original adjustment date and such readjustment date;

(4) upon the expiration of any such Options or any rights of conversion or exchange under such Convertible Securities which shall not have been exercised, the Conversion Price of the Series A Preferred Stock computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto) and any subsequent adjustments based thereon shall, upon such expiration, be recomputed as if:

(a) in the case of Convertible Securities or Options for Common Stock, the only Additional Shares of Common issued were the shares of Common Stock, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities and the consideration received therefor was the consideration actually received by the Corporation for the issue of such exercised Options plus the consideration actually received by the Corporation upon such exercise or for the issue of all such Convertible Securities which were actually converted or exchanged, plus the additional consideration, if any, actually received by the Corporation upon such conversion or exchange, and

(b) in the case of Options for Convertible Securities, only the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such Options, and the consideration received by the Corporation for the Additional Shares of Common deemed to have been then issued was the consideration actually received by the Corporation for the issue of such exercised Options, plus the consideration deemed to have been received by the Corporation (determined pursuant to Section 4(d)(v)) upon the issue of the Convertible Securities with respect to which such Options were actually exercised; and

(5) if such record date shall have been fixed and such Options or Convertible Securities are not issued on the date fixed therefor, the adjustment previously made in the Conversion Price which became effective on such record date shall be canceled as of the close of business on such record date, and thereafter the Conversion Price shall be adjusted pursuant to this paragraph 4(d)(iii) as of the actual date of their issuance.

(iv) *Adjustment of Conversion Price Upon Issuance of Additional Shares of Common.* In the event this Corporation shall issue Additional Shares of Common

(including Additional Shares of Common deemed to be issued pursuant to paragraph 4(d)(iii)) without consideration or for a consideration per share less than the applicable Conversion Price of the Series A Preferred Stock in effect on the date of and immediately prior to such issue, then, the Conversion Price of the affected Series A Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest cent) determined by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of shares which the aggregate consideration received by the Corporation for the total number of Additional Shares of Common so issued would purchase at such Conversion Price, and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of such Additional Shares of Common so issued. Notwithstanding the foregoing, the Conversion Price shall not be reduced at such time if the amount of such reduction would be less than $0.01, but any such amount shall be carried forward, and a reduction will be made with respect to such amount at the time of, and together with, any subsequent reduction which, together with such amount and any other amounts so carried forward, equal $0.01 or more in the aggregate. For the purposes of this Subsection 4(d)(iv), all shares of Common Stock issuable upon conversion of all outstanding shares of Preferred Stock and the exercise and/or conversion of any other outstanding Convertible Securities and all outstanding Options shall be deemed to be outstanding.

(v) *Determination of Consideration.* For purposes of this subsection 4(d), the consideration received by the Corporation for the issue (or deemed issue) of any Additional Shares of Common shall be computed as follows:

(1) *Cash and Property.* Such consideration shall:

(a) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with such issuance;

(b) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(c) in the event Additional Shares of Common are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (a) and (b) above, as reasonably determined in good faith by the Board of Directors.

(2) *Options and Convertible Securities.* The consideration per share received by the Corporation for Additional Shares of Common deemed to have been issued pursuant to paragraph 4(d)(iii) shall be determined by dividing:

(x) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities by

(y) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

(e) ***Adjustments for Subdivisions or Combinations of Common Stock.*** In the event the outstanding shares of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Common Stock, the Conversion Prices in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(f) ***Adjustments for Subdivisions or Combinations of Series A Preferred Stock.*** In the event the outstanding shares of Series A Preferred Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Series A Preferred Stock, the Dividend Rate, Original Issue Price and Liquidation Preference of the affected Series A Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Series A Preferred Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Series A Preferred Stock, the Dividend Rate, Original Issue Price and Liquidation Preference of the affected Series A Preferred Stock in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(g) ***Adjustments for Reclassification, Exchange and Substitution.*** Subject to Section 3 ("***Liquidation Rights***"), if the Common Stock issuable upon conversion of the Series A Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive each holder of such Series A Preferred Stock shall have the right thereafter to convert such shares of Series A Preferred Stock into a number of shares of such other class or classes of stock which a holder of the number of shares of Common Stock deliverable upon conversion of such Series A Preferred Stock immediately before that change would have been entitled to receive in such reorganization or reclassification, all subject to further adjustment as provided herein with respect to such other shares.

(h) *Certificate as to Adjustments.* Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Series A Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price at the time in effect and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of Series A Preferred Stock.

(i) *Waiver of Adjustment of Conversion Price.* Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Price of any Series A Preferred Stock may be waived by the consent or vote of the holders of a majority of the outstanding shares of such series either before or after the issuance causing the adjustment. Any such waiver shall bind all future holders of shares of such Series A Preferred Stock.

(j) *Notices of Record Date.* In the event that this Corporation shall propose at any time:

(i) to declare any Distribution upon its Common Stock, whether in cash, property, stock or other securities, whether or not a regular cash dividend and whether or not out of earnings or earned surplus;

(ii) to effect any reclassification or recapitalization of its Common Stock outstanding involving a change in the Common Stock; or

(iii) to voluntarily liquidate or dissolve or to enter into any transaction deemed to be a liquidation, dissolution or winding up of the Corporation pursuant to Section 3(d);

then, in connection with each such event, this Corporation shall send to the holders of the Series A Preferred Stock at least 10 days' prior written notice of the date on which a record shall be taken for such Distribution (and specifying the date on which the holders of Common Stock shall be entitled thereto and, if applicable, the amount and character of such Distribution) or for determining rights to vote in respect of the matters referred to in (ii) and (iii) above.

Such written notice shall be given by first class mail (or express courier), postage prepaid, addressed to the holders of Series A Preferred Stock at the address for each such holder as shown on the books of the Corporation and shall be deemed given on the date such notice is mailed.

The notice provisions set forth in this section may be shortened or waived prospectively or retrospectively by the consent or vote of the holders of a majority of the Series A Preferred Stock, voting as a single class and on an as-converted basis.

(k) ***Reservation of Common Stock Issuable Upon Conversion.*** The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Series A Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

5. **Voting.**

(a) ***Restricted Class Voting.*** Except as otherwise expressly provided herein or as required by law, the holders of Series A Preferred Stock and the holders of Common Stock shall vote together and not as separate classes.

(b) ***No Series Voting.*** Other than as provided herein or required by law, there shall be no series voting.

(c) ***Series A Preferred Stock.*** Each holder of Series A Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Series A Preferred Stock held by such holder could be converted as of the record date, which shall initially be one vote per share. Fractional votes shall not be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Series A Preferred Stock held by each holder could be converted) shall be disregarded. Except as otherwise expressly provided herein or as required by law, the holders of shares of the Series A Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. Holders of Series A Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation.

(d) ***Common Stock.*** Each holder of shares of Common Stock shall be entitled to one vote for each share thereof held.

6. **Amendments and Changes.** The Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, without first obtaining the approval (by vote or written consent as provided by law) of the holders of more than fifty percent (50%) of the outstanding shares of the Series A Preferred Stock:

(a) amend or change of the rights, preferences, privileges or powers of, or the restrictions that provide for the benefit of the applicable Series A Preferred Stock that adversely affects such shares;

(b) authorize or create (by reclassification, merger or otherwise), or issue or obligate itself to issue, any new class or series of equity security (including any security convertible into or exercisable for any equity security) having rights, preferences or privileges with respect to dividends, redemption or payments upon liquidation senior to or on a parity with the Series A Preferred Stock;

(c) authorize any increase or decrease in the number of authorized shares of the Series A Preferred or Common Stock;

(d) voluntarily liquidate or dissolve;

(e) redeem or repurchase shares of capital stock of the Corporation (excluding Common Stock repurchased at not more than cost upon termination of an individual or entity pursuant to a restricted stock purchase agreement or the Corporation's equity incentive plans) if such action would result in the holder of Series A Preferred Stock owning more than 17% of the issued and outstanding shares of Common and Preferred Stock; and.

(f) amend this Section 6.

7. **Reissuance of Series A Preferred Stock.** In the event that any shares of Series A Preferred Stock shall be converted pursuant to Section 4 or otherwise repurchased by the Corporation, the shares so converted or repurchased shall be cancelled and shall not be issuable by this Corporation.

8. **Notices.** Any notice required by the provisions of this ARTICLE IV to be given to the holders of Series A Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at such holder's address appearing on the books of the Corporation.

ARTICLE V

The Corporation is to have perpetual existence.

ARTICLE VI

Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE VII

Unless otherwise set forth herein, the number of directors that constitute the Board of Directors of the Corporation shall be fixed by, or in the manner provided in, the Bylaws of the Corporation.

ARTICLE VIII

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

1. To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director. If the Delaware General Corporation Law is amended to authorize corporate action

further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

2. The Corporation shall have the power to indemnify, to the extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "***Proceeding***") by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

3. Neither any amendment nor repeal of this ARTICLE VIII, nor the adoption of any provision of this Corporation's Certificate of Incorporation inconsistent with this ARTICLE VIII, shall eliminate or reduce the effect of this ARTICLE VIII, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this ARTICLE VIII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE IX

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside of the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

* * *

[THE BALANCE OF THIS PAGE IS INTENTIONALLY BLANK]

IN WITNESS WHEREOF, this Certificate of Incorporation has been executed by the undersigned incorporator this 24th day of September, 2014.

John F. Williams II, Incorporator
230 Park Avenue, 10th Floor
New York, New York 10169
Attn: Chief Executive Officer

FOR INVESTORS | GENERAL

Coming Soon: Upcoming StartEngine Offerings

June 27, 2022 | 17 min read



author:
Johanna Cronin

StartEngine is excited to share our upcoming offerings with the public. The following list will be updated regularly to reflect offerings that may be raising capital on StartEngine in the next 30 days.

This blog post was last updated on August 15, 2022.

metaMedia
metaKnyts | *Storytelling Through Blockchain*

Description of Business
metaKnyts is metaMedia's award-winning Afri-futurist saga on the battle for the soul of the metaVerse. metaKnyts is the world's first Crypto Comic™ and the future of digital collectibles. The saga unfolds across comics, animation, gaming, the metaverse, art, and film in new forms of collectible Crypto Media™ that can appreciate in value and be traded peer to peer independently of the series.

Reasons to Invest

- A next-generation media franchise at the epicenter of the graphic novel and comic industry, which generated revenues of $1.095B in the US and Canada alone in 2019; the gaming industry which generated $178B of revenues in 2021 and the digital collectibles industry which grew at CAGR of 14.2% to $11.8B in 2020 and is expected to grow at CAGR of 25.9% between 2021 and 2022. *(Comichron, Newzoo, Market Decipher)*
- Assisted by mentors such as Brittany Kaiser – Cambridge Analytica whistleblower star of Netflix documentary The Great Hack; Karen Hunter – Pulitzer prize winner and Sirius XM radio host.
- Strong partnerships with Microsoft, Ebony, Unanimous Games, Comic Republic and others, with ongoing negotiations with film studios and AAA publishers for IP licensing.

Team
Dele Atanda: Founder and CEO, Director, LinkedIn
Brittany Kaiser: Advisor, LinkedIn

Lattis
Lattis | *Next-Gen Software Platform for Micromobility*

Description of Business
Lattis is laying down a new software infrastructure for the future of micromobility with our white-label software platform that allows micromobility operators to launch, track, manage, and monetize their services.

Reasons to Invest

- Over 76,000 trips taken on the Lattis platform, with 79% average MoM revenue growth in 2021.
- The global micromobility market is projected to reach between $300B and $500B by 2030, and is expected to overtake e-hailing services.*
- Our next target is the delivery market. Lattis plans to utilize the more than 2,600 vehicles currently registered with our platform to improve both delivery speed and cost for merchants.

Team
Jack Al-Kahwati: CEO, LinkedIn
Jeremy Ricard: CTO, LinkedIn

Cern Corporation
Cern Corporation | *Microbicidal Light Treatment for Fungal & Bacterial Vaginosis*

Description
Cern Corporation, Inc. is developing and commercializing an effective, non-drug therapeutic treatment for fungal and bacterial vaginosis. The Cern Device™ uses low-level microbicidal light to mitigate pathogens associated with yeast and bacterial vaginosis in order to promote a healthy microbiome without the need for drugs. The small, device, similar in size to a tampon, is designed for use at home, as needed when needed, based on familiar symptoms. Our company is pre-revenue and in prototyping stages. Cern has been granted utility and design patents along with trademarks. Cern has also received supportive 3rd part assessment specific to Freedom to Operate.

Reasons to Invest

- We believe the Cern Device™ is the only patented Microbicidal Light device for the treatment of fungal, as well as bacterial vaginosis.
- The global FemTech Market Size accounted for $46.3B in 2021 and is projected to grow an average CAGR of 13.3% from 2020 till 2025 (source).
- Cern has received both utility and design patents along with independent review confirming Freedom to Operate. Our technology and application have been acknowledged by independent science and healthcare experts as what may be a significant break-through for women's health.

Massage Robotics
Massage Robotics | *Just for the feel of it*

Description of Business
Life hurts, so we make massage robots to feel human again. There is a shortage of therapists, a reputation of sexual misconduct, and escalating prices at massage/wellness clinics–and all of these are getting worse. We are the first to create a massage robot enabled by Machine Learning, AI, and Natural Language Processing to address the $110B global massage market. We offer a Robot-as-a-Service (RaaS) monthly subscription for B2B wellness clinics. Robots can work 24/7/365–no vacations, sick days, holidays, benefits, or taxes–to generate significant profits.

Reasons to Invest

- Massage robots are the solution to a shortage of therapists, the problems of sexual misconduct, and the escalating prices at massage and wellness clinics.
- We are good at what we do. For 22 years, the founders have designed hundreds of products for Startups to Fortune 500 companies across the globe. They have launched new products in the areas of automation, aviation, military, medical, industrial, and consumer electronics. Plus, a successful Exit in 2006.

Team
Christian Mackin: Co-founder, Secretary, Treasurer, Director & CEO, LinkedIn
Sean Mackin: Co-Founder & Business Development, LinkedIn

DrySee, Inc.
DrySee, Inc. | *Visibly Better Protection*

Description of Business
DrySee is a waterproof bandage with built-in liquid intrusion technology that alerts the user when water has penetrated their bandage. DrySee owns all of our intellectual property, holds two global patents, and is currently in-market with products. We believe DrySee has produced meaningful innovation that solves real wound care problems.

Reasons to Invest

- We believe DrySee is the world's only patented, waterproof dressing with a liquid indicating perimeter band, and a liquid indicating center pad. This reduces potential for surgical site or wound site infection and contamination.
- DrySee liquid indicating, waterproof, thin film dressing targets the $2.46 billion advanced dressings market (source) and is intended for use in surgery, post-operative care and for home use.

- DrySee could be the bandage of choice in the 10.3 million in-patient, 11.4 million surgery center procedures, plus millions of in-office surgeries each year (source).

Team
Brad Greer: CEO, LinkedIn
Walter G. Mayfield: Chairman of the Board

AllCertified, Inc.
AllCertified, Inc. | *NFT Patent-Pending Digital Autograph Toolkit*
https://www.allcertified.ai/

Description of Business
AllCertified has developed a visionary patent pending digital toolkit, that enables individuals to create, manage and affix digitized autographs to NFTs to guarantee authenticity. This process not only has the potential to increase the worth of an NFT by attaching its creator or a celebrity's autograph to it, but it also certifies an NFT's legitimacy and addresses the problem of fraudulent transactions. The company is spearheaded by a seasoned group of NFT gurus and fintech programmers with more than 60 years of combined experience. AllCertified is pre-revenue. Only now, having filed in May its IP patent-protection documents covering 156 countries, will business development, sales and marketing action steps begin.

Reasons to Invest

- Patent-pending technology allows AllCertifed to affix a digital, blockchain-authenticated autograph to guarantee an NFT's authenticity.
- The global digital NFT collectible market grew to $41 billion in 2021 (source).
- NFTs are collectibles, and astute fans, collectors, investors and auction houses know from experience that autographed collectibles are worth multiple times more than unsigned pieces (source).

Team
Michael Eckstein: Founder/CEO, Director, President, Secretary, and Treasurer, LinkedIn
Dennis Egen: CTO & Director, LinkedIn

Swiss Precision, Inc.
Swiss Precision, Inc. | *Serving Our Customers to Improve Their Quality of Life*
https://swissprecisionactive.com/

Description of Business
Swiss Precision is an Eco HealthTech apparel brand that blends copper and natural organic fabrics for the medical scrub, uniform, and accessories markets. Our fabrics combine copper's antimicrobial benefits with a design for fit and style, making them lightweight, wash durable, moisture wicking, and odor-free. Our company is currently pre-revenue, but we have been accepted as a vendor to be sold across 50,000 hospitals in the US and we intend to launch our product alongside our campaign launch.

Reasons to Invest

- We believe we have made one of the first new and unique copper + natural, fully patented Eco HealthTech materials
- Targeting the $94 billion medical clothing and accessories market, it is expected to grow to USD 140.64 billion in 2028 at a CAGR of 5.9% in the 2021-2028 period (source)
- Minority-owned and accepted as a vendor to be sold across 50,000 hospitals in the US

Team
Leslie C. Dotson: CEO, CFO, Director, LinkedIn
Rob Steven Williams: President, Secretary, Director, LinkedIn

Avadi Engines
Avadi Engines | *Re-Imagining Power*
https://www.avadiengines.com

Description of Business
Avadi Engines is redefining the internal combustion engine. The Avadi MA-250 is a lightweight, high-performance, and eco-friendly advancement on traditional internal combustion engine technology that the team has spent years designing, prototyping, and testing. Avadi Engines is currently in the prototype stage and pre-revenue.

Reasons to Invest

- Our Avadi MA-250 is approximately half of the weight and double the torque & horsepower of the nearest competing engine, all while burning approximately 30% less fuel. According to internal testing.
- The internal combustion engine market is expected to grow from $55.1 billion in 2020 to $73.8 billion by 2028.*
- Avadi has four fully-issued patents on our engine design in the US, Canada, Singapore, and Taiwan, with more patents pending, including in Australia, Japan, Korea, China and the vast number of countries covered by the PCT (Patent Cooperation Treaty).

Team
Landon Wilkinson: CEO & President – LinkedIn
Michel Arseneau: Chief Technology Officer

Infinity Fuel Cell
Infinity Fuel Cell | *Inventing the Carbon Free Future*
https://infinityfuel.com

Description of Business
Infinity designs, builds, tests and delivers complete electrochemical systems for spacecraft, aircraft, and underwater vehicles. Our mission is to enable the future of a new generation of clean, quiet, high-performance aerospace electrochemical systems and to bring these back to earth to help create a carbon-free green hydrogen economy.

Reasons to Invest

- Two of today's hottest emerging multi-billion-dollar markets, space commerce and green renewable energy, in a single investment.
- The U.S. government committed to advance hydrogen and global recognition that Hydrogen and Hydrogen fuel cells will play a significant role in "Inventing the Carbon-free Future™" by allocating $8BN from a recent Infrastructure Bill.

Team
William F. Smith: President, CEO
Mark Murdoch: Vice President, Operations and Quality – LinkedIn

VeraScore
VeraScore | *Cultivating financial health for the future.*
https://www.myverascore.com

Description of Business
VeraScore™ is a pre-revenue SaaS fintech platform designed to objectively measure a consumer's financial health. Our mission is to easily connect lenders with responsible borrowers, promote financial literacy, and level the playing field for all individuals, including those in traditionally underserved markets.

Reasons to Invest

- VeraScore™ delivers an objective analysis of an individual's financial health in order to minimize risk for lenders and benefit underserved consumers.
- The consumer credit scoring market alone is worth $6 billion annually, while the consumer underwriting market costs more than $140 billion annually. Moreover, banks are increasingly relying less on the use of FICO scores.*
- Spearheaded by an elite team of established executives with over a century of combined experience.

Team
Geff Woodward: Founder, CEO, and Chairman of the BOD – LinkedIn
Trond-Henning Olesen: Co-founder, CTO, and Vice Chairman of the BOD – LinkedIn

Milo Health

Milo Health, *Better | simpler prescription care*

https://milorx.com

Description of Business

Milo allows you to see and control your own prescriptions on your smartphone. Without Milo, your prescriptions reside in the locked, private database of a pharmacy, making price comparison difficult. With Milo's digital prescription wallet, you can see and control your own prescriptions on your smartphone, putting the power back in the hands of the patient. Our company is pre-revenue, and we have a patent application for using an internet-enabled device to receive, hold, and manage a prescription on behalf of a patient.

Reasons to Invest

- Several of our pilot users told us that they saved thousands of dollars in less than a year by using Milo to become empowered shoppers for their own prescription medication.
- Milo is entering an addressable market of $348 Billion.*
- We are here to transform the prescription marketplace from an opaque market to a great customer experience. In 2019, there were 4.38 billion prescriptions filled in the United States. Our goal is for 1% (43.8M) or more of all US prescriptions to move through Milo's app.**

Team
Ameer Youssef: Chief Executive Officer – LinkedIn
Rob Siegel: President – LinkedIn

Lumilly
Lumilly | *Stories for tomorrow's generation, told by today's leaders.*
https://lumilly.com

Description of Business
Lumilly is an ecommerce brand exclusively releasing children's books and animated content curated by athletes, artists, actors, and public figures. By leaning on celebrity partnerships and the in-house creation of merchandise, Lumilly maintains the ability to fast-track the popularity and profitability of its properties. We're currently in-market with plans to expand into an industry where there is opportunity to dramatically grow our company with new products.

Reasons to Invest

- We create some of the most engaging, celebrity-backed kids content. Lumilly uses data-driven tools to hand pick celebrity partners that have a strong following of moms between the ages of 25-40. We then help our celebrity partners create authentic and meaningful content that they feel passionate about.
- We've generated $123K in revenue since November 2021 with the sale of our first two celebrity picture books through the Lumilly website, and in Target stores nationwide. In the trailing 6 months, our books were featured on Ellen, The Drew Barrymore Show, The Kelly Clarkson Show, and more, while future releases include our biggest celebrity partners yet.
- We are expanding into animation – an industry projected to double from $350B in 2020 to $650B by 2030 – with the help of our tenured advisory board, celebrity support, and an award-winning animation studio.

Team
Aaron Naft: Founder – LinkedIn
Chloe Cunagin: Founder – LinkedIn

Sports Gambling Guides
Sports Gambling Guides | *Sports Gambling Social Media and Advertising*
https://sportsgamblingguides.com

Description of Business
Sports Gambling Guides (SGG) is a sports social media & advertising company that delivers sports and sports gambling content to over 17 million avid fans daily. As a licensed sports gambling media entity in all 18 legal U.S. states, we represent a number of today's biggest sportsbooks, including FanDuel and DraftKings, while additionally leveraging our following to advertise for other sports-adjacent brands such as Fanatics.

Reasons to Invest

- Sports Gambling Guides represents an exclusive "content creator" influencer and follower network of over 700 Twitter and Instagram accounts with more than 17 million unique SGG followers.
- The global sports betting industry reached a market size of $203 billion in 2020 and is expected to grow by more than $100 billion by 2025.*
- SGG benefits from having a young staff that is steeped in social media and online sports culture. We believe we are the perfect team to address current sports media trends.

Team
Troy Paul: President & Co-Founder – LinkedIn
Mark Paul: CEO & Co-Founder – LinkedIn

Sound Legends
Sound Legends | *Built for Independent Artists Worldwide*
https://soundlegends.com

Description of Business
Sound Legends is a global media company providing musicians with what we believe to be the largest suite of tools available for them to be able to copyright, license, and distribute their music. Currently available in 195 countries, we're focused on the global markets while others are focused on domestic markets, we believe we are filling a void in the global music marketplace.

Reasons to Invest

- We help independent artists distribute their music across 300+ digital distribution platforms across 195+ countries. We also provide a unique NFT marketplace for even more monetization opportunities.
- Streaming continues to propel the music industry beyond other media and there's no signs of a slow down (source). With that, we believe that both Sound Legends and SL NFT Market are positioned to take a significant share in this unrelenting market space.
- With the launch of our main platform, we've also launched our NFT Marketplace – which is surpassing 1,500 new users.

Team
Alex Malagon: CEO/Founder – LinkedIn
Josh Orlinsky: CFO – LinkedIn

Set Jet
Set Jet | *Ready? Set, Jet!*
https://setjet.com

Description of Business
Set Jet is a Membership based private jet charter program, available exclusively for its security pre-screened and approved Members. Set Jet's revolutionary new approach to private jet air travel is here at a time when the private jet industry is soaring – and we believe we are coming in with a first mover advantage. In just over two years, Set Jet has executed over 4,000 flights and has grown its membership to over 5,200 members, with over 200% growth in memberships just last year!

Reasons to Invest

- We feel that Set Jet provides the most luxurious form of air travel in the industry at a reasonable price.
- Private Jet travel is experiencing growth. In Fact, comparing a recent 4-week timeframe, U.S. private jet travel was up 27% over last year.
- Our initial market has strongly demonstrated that our model is a market fit, and we are now ready to scale to other markets and regions.

Team
Thomas P Smith: CEO, President and Director – LinkedIn
William R Smith III (Trey): COO, Secretary and Director – LinkedIn

California Cowboy
California Cowboy | *Head for the Thrills*

Description of Business
California Cowboy is a direct-to-consumer apparel brand that is one of the first companies to create the 'after sport' apparel category. The brand utilizes its unique social technical design approach to produce a vibrant style that brings out the inner extrovert in all who wear it. With unique elements that enhance functionality, every piece of clothing is meant to augment the social experience of the wearer.

Reasons to Invest

- California Cowboy creates social technical apparel that blends style with functionality and targets the "after-sports" apparel market.
- The global outdoor recreational goods sporting market had a 2021 market size of $120 billion (source).
- Our Founder CEO Drew Clark previously ran a global $400M+ annual revenue franchise at Levi Strauss. Board members include the former President of Levi's Global Retail, former Global Head of Digital at Marc Jacobs, and former Leader at McKinsey and Company's Global Retail Practice.

Team
Andrew Clark: Founder, President, Director & CEO- LinkedIn
Charles Brown: Chief Financial Officer- LinkedIn

Blueprint Diagnostics
Blueprint Diagnostics | *Revolutionizing Cancer Treatment and Prevention*
https://blueprintgenetics.com/

Description
Blueprint Diagnostics is developing technology to optimize cancer treatment. With one simple genetic test, we are able to determine an individual's sensitivity to a drug which is indicative of a high chance the drug will work. Additionally, we believe we can predict with 100% accuracy whether the patient is resistant to the drug or not, indicating the drug for sure won't work. We are currently seeking FDA approval for higher insurance reimbursement.

Reasons to Invest

- 75% of all cancer drugs will not work for a person because of their genetic profile. We believe our technology has the ability to cut that number in half.
- The market for cancer treatment is expected to reach $268B by 2026 and the genetic testing market is predicted to be valued at $21M by 2027 (Source, Source). According to our research, no one else has developed technology like ours.
- We are currently preparing our first breast cancer test for FDA approval, with tests for more types of cancers already in development.

Team
Jamie Fettig: CEO, Director, President, Vice-President, Treasurer, Sales & Secretary, LinkedIn

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---------- Forwarded message ---------
From: **Autocase** <info@autocase.com>
Date: Wed, Jul 13, 2022 at 4:07 PM
Subject: New Autocase Crowdfunding Campaign
To: <steph@autocase.com>

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As an existing Autocase investor we are excited to let you know that we are about to raise our next round of funding, this time going through StartEngine for our Regulation CF crowdfunding campaign. Stay tuned for the release of our Campaign Page and Video on the StartEngine website within the next few weeks!

Over the next couple of months you will be seeing and hearing a lot from us about how we help organizations make better environmental and social decisions while tackling climate change. However, if we can leave you with one key thought, it's that our Average Recurring Software Revenue is up over 80% since we last raised money just one year ago, and that's why Autocase's value has grown 33% for this upcoming round, despite the recent downturn in the markets.

While we were happy with the SeedInvest round, and may well use them again in the future, we were intrigued by StartEngine and wanted to give them a try as well. The future has never looked brighter for Autocase!

John Williams, CEO
Autocase

Our mailing address is:

Autocase
230 Park Ave, 3rd Floor West
New York, NY 10169

---------- Forwarded message ---------
From: **Autocase** <info@autocase.com>
Date: Wed, Aug 17, 2022 at 1:37 PM
Subject: Launching soon - Autocase equity crowdfunding campaign
To: <team@autocase.com>

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Autocase

start engine

We are very proud to announce that our equity crowdfunding campaign through StartEngine is expected to launch this week!

Over the next couple of months you will be seeing and hearing a lot from us about how we help organizations make better environmental and social decisions while tackling climate change.

Watch our campaign video here -->


Introducing

If we can leave you with one key thought, it's that our Average Recurring Software Revenue is up over 80% since we last raised money just one year ago.

We are so thankful to already have such a great community supporting Autocase in doing good and great things and we are excited to have like-minded investors come on board!

Our mailing address is:

Autocase
230 Park Ave, 3rd Floor West
New York, NY 10169

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